12g3-2(b)

RECEIVED

2006 DEC -5 P 2:39

OFFICE OF INTERNATIONAL CORPORATE FINANCE

082-04515

MEDIASET S.P.A.
DIREZIONE AFFARI SOCIETARI
Viale Europa n. 48
20093 Cologno Monzese

06018955

Securities and Exchange Commission
Office of International Corporate Finance
450 Fifth Street, N.W.
Washington, D.C. 20549
U.S.A.

C. a. Mr. Paul Dudek

SUPPL

Cologno Monzese, 1st December 2006

Attached You'll find the informations requested to make public pursuant to Italia's law submitted to the Italian Autorithies until the end of November.

Please, do not hesitate to contact our offices for any further informations.

Yours faithfully.

Emanuela Bianchi
(Corporate Affaires)

PROCESSED
DEC 1 1 2006
THOMSON
FINANCIAL

Tel. 0039 02 25149588
Fax 0039 02 25149590
Emanuela.bianchi@mediaset.it

12/5

CALENDAR OF MEETINGS 2007

March 13, 3 pm March 13	Board of Directors Meeting to approve the draft 2006 financial statements * * * * * Presentation of 2006 results to analysts
April 18, 10 am (I) **April 19, 10 am (II)**	General Shareholders' Meeting to approve the 2006 financial statements
May 8, 3 pm May 8	Board of Directors Meeting to approve the quarterly report as of 31/03/2007 * * * * * Presentation of first quarter results for 2007 to analysts
September 11, 3 pm September 11	Board of Directors Meeting to approve the half year report as of 30/6/2007 * * * * * Presentation of 2007 first half results to analysts
Novembre 6, 3 pm November 6	Board of Directors Meeting to approve the quarterly report as of 30/9/2007 * * * * * Presentation of results for the first 9 months of 2007 to analysts

With reference to art. 82, section 2 of Consob Regulation 11971/99, as amended, we confirm that in 2007, like 2006:

- the financial statements to December 31, 2006 will be made public within 90 days from the close of the financial year;
- the Half Year Report as of June 30, 2007 will be made public within 75 days from the close of the half year period.

The fourth quarterly report for 2006 and the second quarterly report for 2007 will therefore not be published.

You will be promptly informed of any changes to this information.

GRUPPO MEDIASET

RECEIVED

2006 DEC -5 P 2:30

Press Release

Mediaset Board of Directors Meeting 7 November 2006

REPORT ON THE FIRST NINE MONTHS OF 2006 APPROVED

Consolidated results

Net revenues: €2,671.5 million

Ebit: €740.2 million

Net profit: €369.1 million

TV ratings

Italy

Mediaset channels and Canale 5 leaders in the audience aged 15-64

Spain

Telecinco Spain's leading channel in the commercial target

"INDICATION OF INTEREST" FOR PROSEIBEN-SAT1

The Board of Directors of Mediaset met today under the Chairmanship of Fedele Confalonieri to approve the quarterly report on the Mediaset Group's results to 30 September 2006.

In Italy **Publitalia '80's TV advertising revenues** for the Mediaset channels during the quarter **grew by 0.6%** to reach a figure for the end of the nine-month period of **€2.067 million** (-0.9% compared with the same period of the previous year). The results of the first nine months of the year continued to be affected by events in the second quarter (the Easter holidays, a general election and the World Cup football championship) that led to a slowdown in advertising investments.

Ratings have been very positive for Mediaset's channels. From 3 September (the beginning of the Autumn guarantee period) to 4 November 2006, Mediaset confirmed its leadership in the audience in the i 15 to 64 year-old age range (the commercial target) who account for 70% of the Italian population and on whom 80% of advertising investments are targeted. Mediaset channels lead in this premium audience band with a **43.6% share in the early**

evening and 42.6% in the 24-hours. **Canale 5** is clearly **Italy's leading channel** with **24.4% in prime time** and **22.2%** in the **24-hours**.

Canale 5's leadership was confirmed in prime time also in the **total audience** with a **22.9%.**

On the digital terrestrial pay-per-view front, results during the first nine months of 2006 were especially positive, with sales of around 355.000 new rechargeable pre-paid **"Mediaset Premium"** cards and around 1.1 million recharges. (2.6 million in the entire 2005-2006 season). Since the beginning of the year sales have generated total revenues of more than €61.5 million.

Excellent results were also generated in Spain by the **Telecinco Group**.
Advertising sales by Publiespana came to **€676.7 million**, an **increase of 3.9%** on the first nine months of 2005.
During the first nine months of 2006 Telecinco confirmed its undisputed leadership in the **commercial target** of reference (16-59-year-olds), that of most interest to advertisers, both **in prime time (23.8%) and the entire day (23.1%)**.

MEDIASET GROUP CONSOLIDATED RESULTS

The Group's performance in the first nine months of 2006 can be summarised as follows:

- **consolidated net revenues** came to **€2,671.5 million**, compared with €2,602.6 million in the first nine months of 2005 **(+0.7%).**

- **EBIT** came to **€740.2 million**, which shows a difference of €149.1 million compared with the same period of the previous year (€889.3 million) which benefited from a capital gain of €43.1 million deriving from the sales of a 1.9% stake in Telecinco.

- **operating profit**, as a proportion of consolidated net revenues (**operating profitability**), came to **27.7%**, a reduction on the 34.2% in the first nine months of 2005.

- **profit before taxation** and minority interest came to **€727.1 million**, compared with €877.6 million for the first nine months of 2005.

- **net profit** for the Group, net of estimated taxation, came to **€369.1 million**, compared with €464.6 million for the first nine months of the previous year.

- the Group's **net financial position** went from the -€358.0 million on 31 December 2005, to **-€578.6 million** on 30 September 2006, mainly as a result of the effects of substantial investments in Digital Terrestrial and dividend distribution by the parent company and the subsidiary Telecinco for a total of €633.4 million.

A BREAKDOWN OF RESULTS BY GEOGRAPHIC AREA

Italy

- **consolidated net revenues** in the first nine months of 2006 came to **€1,975.4 million**, a 2.1% increase on the same period of the previous year (€1,931.7 million).
- **EBIT** came to **€423.3 million**, compared with the €581.9 million of the first nine months of 2005. This figure, as well as the abovementioned impact of the dynamics in the advertising market in 2006, was also affected by the fact that the Ebit figure for the first half of 2005 benefited from the capital gain deriving from the sale of a 1.9% stake in Telecinco.
- **profit before taxation** went from the €565.6 million of the first nine months of 2005, to **€402.8 million** this time.
- **net profit** came to **€253.9 million**, compared with the €355.6 million of the first nine months of 2005.

Spain

- In the first nine months of 2006 the **consolidated net revenues** generated by the Telecinco Group came to **€700.9 million**, compared with the €671.5 million of the same period of the previous year.
- Telecinco's **operating profit** rose to **€317.3 million**, compared with the €305.2 million of the first nine months of 2005.
- **pre-tax profit** came to **€324.6 million** compared with the €309.9 million of the first nine months of 2005.
- **net profit** reached **€229.3 million**, compared with the €212.7 million of the first nine months of 2005.

FORECAST FOR THE FULL YEAR

- The trend in advertising sales for Mediaset's channels after ten months shows a decided improvement compared with the first part of the year. In fact, after the first six monthst there was a 1.4% fall compared with the same period of the previous year. Already at the end of the third quarter there was a clear improvement at –0.9%. After 10 months, therefore, it is possible to confirm the objective of ending the year with advertising revenues at the same record level of 2005.

- In terms of the Mediaset Premium offer, at 31 October 2006, sales of smart cards totalled 2.4 million, with 4.3 million recharges.

- On the basis of current evidence, it is confirmed that for the full year, consolidated operating profit for the ordinary management, will be slightly lower than that of the previous year.

THE SALE OF PROSEIBEN-SAT1

The Board of Directors was today informed about the process for the sale of the German broadcaster ProSieben-Sat 1 and agreed that it would be opportune to present a non-binding indication of interest.
It should be noted, however, that the entire procedure is protected by strict obligations of confidentiality.

Cologno Monzese, 7 November 2006

Department of Communications and Media Relations
Tel. +39 0225149156
Fax +39 0225149286
e-mail: ufficiostampa@mediaset.it
www.mediaset.it/corporate/

Investor Relations Department
Tel. +39 0225147008
Fax +39 0225148535
e-mail: ir@mediaset.it
http://www.mediaset.it/investor

GRUPPO MEDIASET

Highlights from the consolidated income statement (*)

in €m

	Cumulative to 30 September		Q3	
	2006	**2005(**)**	**2006**	**2005(**)**
Total consolidated net revenues	**2,671.5**	**2,602.6**	**677.4**	**622.4**
Labour costs	335.2	326.9	104.2	107.5
Procurement, services and other costs	956.3	838.1	272.4	230.3
Operating costs	**1,291.5**	**1,165.0**	**376.6**	**337.8**
Gross operating profit	**1,380.1**	**1,437.6**	**300.9**	**284.6**
Amortisation and depreciations	641.1	591.5	212.3	192.9
Operating profit	**739.0**	**846.1**	**88.6**	**91.7**
((Losses)/gains from equity disposals	1.3	43.1	-	-
EBIT	**740.2**	**889.3**	**88.5**	**91.8**
Financial income /(charges)	(13.5)	(12.5)	(8.1)	(2.8)
Income/(charges) from investments	0.3	0.8	0.3	(0.3)
Profit before taxation	**727.1**	**877.6**	**80.8**	**88.7**
Income taxes	(243.7)	(306.9)	(23.0)	(32.5)
Net profit from operations	**483.4**	**570.6**	**57.8**	**56.1**
(Net profit from discontinued activities)	-	-	-	-
(Minority interest (profit)/loss	(114.3)	(106.0)	(21.2)	(18.1)
Profit for the Mediaset Group	**369.1**	**464.6**	**36.6**	**38.0**

Highlights from the consolidated balance sheet

in €m

Sintesi patrimoniale consolidata (*)	**30/09/2006**	**31/12/2005**
Television rights	2,451.2	2,086.5
Goodwill and consolidation differences	368.8	368.8
Other tangible/intangible assets	1,122.4	853.0
Financial assets	99.1	136.0
Net working capital & other assets/liabilities	(574.3)	(75.3)
Severance indemnity reserve	(137.5)	(132.0)
Net invested capital	**3,329.7**	**3,237.0**
Group net equity	2,494.4	2,593.9
Minority interest	256.7	285.1
Net equity	**2,751.1**	**2,879.0**
Net financial position	**(578.6)**	**(358.0)**

(*)The report to 30 June 2006 is not subject to certification by the external auditors
(**)A reclassification has been made of revenues and operating costs compared with the version published in 2005.

12g3-2(b)



2006 9-Month Results

MEDIASET

Milan, 7th November 2006





Broadcasting

MEDIASET

2006 9M Results



MEDIASET 2006 9M | 24Hours Audience Share


9M 2006
9M 2006
Excluding World Cup (9/6-10/7)
INDIVIDUALS
Rai
43.5%
43.1%
MEDIASET
40.5%
41.1%
COMMERCIAL TARGET
(15-64 Years)
Rai
39.8%
39.3%
MEDIASET
42.6%
43.3%

Source: Auditel

MEDIASET 2006 9M | PRIME TIME Audience Share

20.30-22.30


9M 2006
9M 2006
Excluding World Cup (9/6-10/7)
INDIVIDUALS
MEDIASET
45.2%
40.5%
44.0%
41.8%
COMMERCIAL TARGET
(15-64 Years)
MEDIASET
42.6%
42.4%
41.1%
43.9%

Source: Auditel

MEDIASET 2006 9M | PRIME TIME Audience Share

20.30-22.30

		9M 2006	9M 2006 Excluding World Cup (9/6-10/7)
INDIVIDUALS	Rai Uno	22.9%	22.8%
	5	21.1%	22.9%
COMMERCIAL TARGET (15-64 Years)	Rai Uno	20.2%	19.7%
	5	21.8%	24.7%

Source: Auditel

MEDIASET | 2006 Autumn Season: Audience "Garanteed"

Day Time		02.00-20.30 - 22.30-02.00
3rd September – 2nd December	CANALE 5	21.5%
	ITALIA 1	11.0%
	RETE 4	8.5%
	MEDIASET	41.0%

Prime Time		20.30-22.30
3rd September – 2nd December	CANALE 5	23.5%
	ITALIA 1	11.0%
	RETE 4	8.0%
	MEDIASET	42.5%

Advertising

MEDIASET

2006 9M Results





MEDIASET 2006 9M | Publitalia Advertising Revenues


-0.9%
2,086.2
2,067.0
(Euro ml.)
9M 2005
9M 2006

MEDIASET 2006 9M | Advertising by Sector

Sector	9M 2006 (mio. Euro)	Growth vs. previous year
FOOD	553	-3.3%
NON FOOD	321	-
TELECOM	245	+4.7%
AUTOMOTIVE	237	+0.9%
FINANCE/INSURANCE	74	-13.6%
RETAIL	33	+10.6%
MEDIA / PUBLISHING	162	-15.5%

MEDIASET 2006 9M | Advertising Breakdown by Sector

	9M 2005	9M 2006
AUTOMOTIVE	11.3%	11.5%
FOOD	27.4%	26.7%
NON FOOD	15.4%	15.6%
FINANCE	4.1%	3.6%
TELECOM	11.2%	11.9%
RETAIL	1.4%	1.6%
MEDIA/PUBLISHING	9.2%	7.8%
OTHER SECTORS	20.0%	21.3%
	100%	*100%*

MEDIASET 2006 9M | New Client Acquisition Policy

	9M 2005	9M 2006
Active Clients	919	960
New Clients	188	211



Financial

MEDIASET

2006 9M Results



MEDIASET GROUP 2006 9M | P&L Highlights

(Euro ml.)	9M 2005	9M 2006
Net Consolidated Revenues	2,602.6	2,671.5
EBITDA	1,437.6	1,380.1
Gain (Losses) from Equity disinvest.	43.1	1.3
EBIT	889.3	740.2
Net Profit	464.6	369.1
Consolidated Net Financial Position 30/6	(163.9)	(578.6)

MEDIASET GROUP 2006 9M | P&L Consolidated Results

(Euro ml.)	9M 2006 Consolidated	9M 2006 Mediaset	9M 2006 Telecinco	Consolidation Effects
Net Consolidated Revenues	2,671.5	1,972.4	700,9	(1.8)
EBITDA	1,380.1	947.2	433.4	(0.5)
margin	*51.7%*	*48.0%*	*61.8%*	
EBIT	740.2	423.3	317.3	(0.4)
margin	*27.7%*	*21.5%*	*45.3%*	
Net Profit	482.8	253.9	229.3	(0.4)
T5 Minorities	(113.7)			
Group Net Profit	369.1			

MEDIASET

2006 9M RESULTS | Italian Business

MEDIASET ITALIAN BUSINESS 2006 9M | P&L Results

(Euro ml.)	9M 2005	9M 2006
Net Consolidated Revenues	**1,931.7**	**1,972.4**
Personnel Costs	(272.8)	(278.7)
Other Operating Costs	(635.0)	(746.5)
EBITDA	**1023.9**	**947.2**
Rights Amortisation	(424.8)	(450.1)
Other Amortisation & Depreciation	(58.2)	(75.2)
Operating Profit	**540.9**	**421.9**
Gain (Losses) from Equity disinvest.	40.9	1.4
EBIT	**581.9**	**423.3**
Financial Income (Losses)	(16.5)	(20.3)
Associates	0.2	(0.2)
Pre-Tax Profit	**565.6**	**402.8**
Taxes	(209.7)	(148.6)
NET PROFIT	**355.6**	**253.9**

MEDIASET ITALIAN BUSINESS 2006 9M | Operations Breakdown

(Euro ml.)	Total Net Revenues	Total Costs (including D&A)	Operating Profit	*Margins*
FTA TV	**1,817.3**	**(1,351.3)**	**466.0**	*25.6%*
Network Operator	**111.8**	**(122.6)**	**(10.8)**	*n.a.*
Pay TV	**61.0**	**(79.9)**	**(18.9)**	*n.a.*
Other Activities	**68.2**	**(82.6)**	**(14.4)**	*n.a.*
Intra-company Eliminations	*(86)*	*86*	-	-
TOTAL	**1,972.4**	**(1,550.4)**	**421.9**	*21.4%*

MEDIASET ITALIAN BUSINESS | FTA TV Operations

(Euro ml.)	9M 2005	9M 2006
Total Net TV Revenues	**1,823.4**	**1,817.3**
TV Advertising Revenues	2,086.2	2,067.0
Multichannel Adv. Revenues	1.7	1.1
Commissions	(310.6)	(307.9)
Other TV Revenues	46.0	57.2
Total TV Costs	**(1,265.8)**	**(1,351.3)**
Personnel	(236.3)	(237.9)
TV Operating Costs	(517.3)	(583.7)
TV Rights Amortisations	(413.4)	(435.0)
Other A&D	(36.5)	(36.9)
Net Intra-company Items	*(62.4)*	*(57.8)*
FTA TV Operating Profit	**557.6**	**466.0**
margin	*30.6%*	*25.6%*

MEDIASET ITALIAN BUSINESS | Network Operator

(Euro ml.)	9M 2005	9M 2006
Total Net Revenues	**99.7**	**111.8**
3° Party DVB-T Revenues	13.0	13.4
3° Party DVB-H Revenues	-	8.5
Other Revenues	6.3	3.9
Net intra-company Items	*80.4*	*86.0*
Total Costs	**(96.9)**	**(122.6)**
Personnel	(24.2)	(24.8)
Other Operating Costs	(54.7)	(66.2)
Other Amortisation & Depreciation	(18.0)	(31.6)
Network Operator Operating Profit	**2.8**	**(10.8)**

MEDIASET ITALIAN BUSINESS | Pay TV

	Up to 31/12/2005	From 1/1/2006 to 30/9/2006	From 1/1/2006 To 31/10/2006	TOTAL At 31/10/2006
"Mediaset Premium" Smart Cards Sold to Retailers	1.438.000	868.000	931.000	**2.369.000**
N° Recharges sold to Retailers	1.282.000	2.498.000	3.056.000	**4.338.000**
"Cashed in"	63.4 ml Euro	61.5 ml Euro	-	-

MEDIASET ITALIAN BUSINESS | Pay TV

(Euro ml.)	9M 2005	9M 2006
Total Net PPV Revenues	**27.7**	**61.0**
PPV Revenues	22.0	51.4
Advertising Revenues	2.4	5.4
Other Revenues	3.7	5.1
Commissions	(0.4)	(0.8)
Total PPV Costs	**(46.9)**	**(79.9)**
Personnel	(1.0)	(1.8)
Other Operating Costs	(27.1)	(37.8)
Rights Amortisations and Other *D&A*	(6.6)	(15.8)
Net intra-company items	*(12.1)*	*(24.5)*
PPV Operating Profit	**(19.2)**	**(18.9)**

MEDIASET ITALIAN BUSINESS | Other Activities

(Euro ml.)	9M 2005	9M 2006
Total Net Revenues	**61.4**	**68.2**
Thematic Channels	23.1	-
Multimedia	13.4	16.8
Mediashopping	6.8	23.8
Other Non-TV Revenues	18.1	27.6
Total Costs	**(61.7)**	**(82.6)**
Personnel	(11.5)	(14.0)
Other Operating Cost	(35.8)	(59.0)
Right Amortisations	(5.0)	-
Other Amortisations & Depreciations	(3.6)	(6)
Net Intra-company Items	*(5.9)*	*(3.6)*
Other Activities Operating Profit	**(0.4)**	**(14.4)**

MEDIASET ITALIAN BUSINESS | Investments


9M 2005
153.5
56.0
600.1 ml Euro
6.7
383.9
9M 2006
279.6
73.0
361.7
38.7
1,137.1 ml Euro
384.1
TV Rights
PPV Rights
DTT
Technical & Immaterial
Option Rights

MEDIASET ITALIAN BUSINESS | Cash Flow Statement

(Euro ml.)	9M 2005	9M 2006
Initial Net Financial Position 1/1	**(182.3)**	**(713.8)**
Free Cash Flow from Core Activities	**399.9**	**70.7**
- Cash Flow from Operations	808.1	806.6
- Investments	(600.1)	(1,137.1)
- Disinvestments	21.6	26.3
- Change in Net Working Capital (CNWC)	170.3	374.9
Equity (Investments)/Disinvest.	48.0	47.2
Free Cash Flow	**447.9**	**117.9**
Change in Equity	(104.6)	15.7
Cashed in Dividends	89.9	127.0
Dividends	(448.8)	(489.3)
Total Net Cash Flow	**(15,6)**	**(228.7)**
Final Net Financial Position 30/6	**(197.9)**	**(942.5)**



Back Up Slides

MEDIASET

2006 9M Results



TELECINCO

TELECINCO | P&L Results (IAS/IFRS)

(Euro ml.)	9M 2005	9M 2006
Net Consolidated Revenues	**671.5**	**700.9**
Personnel Costs	(54.1)	56.7)
Other Operating Costs	(203.8)	(210.7)
EBITDA	**413.6**	**433.4**
Amortisation & Depreciation	(108.5)	(116.1)
EBIT	**305.2**	**317.3**
Financial Income (Losses)	4.0	6.8
Associates	0.7	0.5
Pre-Tax Profit	**309.9**	**324.6**
Taxes	(97.2)	(95.1)
NET PROFIT	**212.7**	**229.3**

TELECINCO | Investments (IAS/IFRS)

9M 2005


3.3
104.6
ml Euro
101.3

9M 2006


3.3
142.2
ml Euro
138.9

TV Rights   Tangible & Intangible Fixed Assets

TELECINCO | Cash Flow Statement (IAS/IFRS)

(Euro ml.)	9M 2005	9M 2006
Initial Net Financial Position	**244.4**	**355.8**
Free Cash Flow	**300.7**	**307.0**
Cash Flow from Operations	327.4	351.6
Investments	(104.6)	(142.2)
Disinvestments	2.9	1.7
Change in Net Working Capital (CNWC)	75.0	95.9
Equity (Investments)/Disinvest.	(2.0)	(11.1)
Cashed in Dividends	1.1	1.2
Dividends	(172.6)	(290.3)
Change in Equity	(9.7)	1.3
Total Net Cash Flow	**117.4**	**8.0**
Final Net Financial Position	**361.8**	**363.8**

MEDIASET

Investor Relations Department:

Tel: +39 02 2514.7008
Fax: +39 02 2514.6719
Email: ir@mediaset.it
WebSite: www.gruppomediaset.it/investor/

Forward-looking Statements

Statements contained in this document, particularly the ones regarding any Mediaset Group possible or assumed future performance, are or may be forward looking statements and in this respect they involve some risks and uncertainties.

Mediaset Group actual results and developments may differ materially from the ones expressed or implied by the above statements depending on a variety of factors.

Any reference to past performance of Mediaset Group shall not be taken as an indication of future performance.

This announcement does not constitute an offer to sell or the solicitation of an offer to buy the securities discussed herein.

RECEIVED
2006 DEC -5 P 2:30
OFFICE OF INTERNATIONAL
CORPORATE FINANCE

PRESS RELEASE

PROSIEBEN-SAT1:
MEDIASET'S "MANIFESTATION OF INTEREST" BASED ON CLEAR BUSINESS LOGIC

Early this afternoon Mediaset was officially informed that our company is not on the short list of potential buyers for the German television group ProSieben-Sat1.

Mediaset believes that its preliminary and non-binding "manifestation of interest" was balanced from an industrial point of view, so creating value for shareholders.

If other operators have expressed an interest in ProSieben-Sat1 at higher values, clearly their logic is different and incompatible with our objectives, meaning that we are automatically not interested in the operation.

Cologno Monzese, 9 November 2006

Communication and Media Relations Department
Tel. +39 0225149156
Fax +39 0225149286
e-mail: ufficiostampa@mediaset.it
http://www.mediaset.it/corporate/

Investor Relations Department
Tel. +39 0225147008
Fax +39 0225148535
e-mail: ir@mediaset.it
http://www.mediaset.it/investor/

Report on operations at
30 September 2006

MEDIASET GROUP

MEDIASET S.p.A. - via Paleocapa, 3 - 20121 Milan

Share capital EUR 614,238,333.28 wholly paid-in

Taxpayer's code, VAT number and registration number in the register of companies in Milan: 09032310154

Internet site: www.mediaset.it

CONTENTS

Board of Directors	**Chairman**	Fedele Confalonieri
	Deputy Chairman	Pier Silvio Berlusconi
	CEO	Giuliano Adreani
	Directors	Marina Berlusconi Pasquale Cannatelli Paolo Andrea Colombo Mauro Crippa Bruno Ermolli Luigi Fausti Marco Giordani Alfredo Messina Gina Nieri Carlo Secchi Attilio Ventura
Executive Committee		Fedele Confalonieri Pier Silvio Berlusconi Giuliano Adreani Gina Nieri
Internal Control Committee		Luigi Fausti (*Chairman*) Alfredo Messina Carlo Secchi
Remuneration Committee		Bruno Ermolli (*Chairman*) Paolo Andrea Colombo Attilio Ventura
Governance Committee		Attilio Ventura (*Chairman*) Paolo Andrea Colombo Luigi Fausti
Board of Statutory Auditors	**Chairman**	Achille Frattini
	Acting Auditors	Francesco Antonio Giampaolo Riccardo Perotta
	Substitute Auditors	Giancarlo Povoleri Francesco Vittadini
External Auditors		Deloitte & Touche S.p.A.

Main income statement data

2005 full year mio €	%		9 months 2006 mio €	%	9 months 2005 mio €	%
3,678.0	100%	Consolidated net revenues	2,671.5	100%	2,602.6	100%
2,748.1	74.7%	Italy	1,972.4	73.8%	1,931.7	74.2%
931.1	25.3%	Spain	700.9	26.2%	671.5	25.8%
1,201.0	100%	Operating profit	739.0	100%	846.1	100%
787.8	65.6%	Italy	421.9	57.1%	540.9	63.9%
413.3	34.4%	Spain	317.3	42.9%	305.2	36.1%
1,244.1	33.8%	EBIT Mediaset Group	740.2	27.7%	889.3	34.2%
1,202.2	32.7%	EBT and minority interests	727.1	27.2%	877.6	33.7%
603.4	16.4%	Mediaset Group net profit	369.1	13.8%	464.6	17.9%

Main balance sheet/financial data

31-12-2005 mio €		30/09/2006 mio €	30/09/2005 mio €
3,237.0	Net invested capital	3,329.7	2,866.8
2,879.0	Total Shareholders' Equity	2,751.1	3,030.7
2,593.9	Group Shareholders' Equity	2,494.4	2,776.0
285.1	Minority Shareholders' Equity	256.7	254.7
(358.0)	Net financial position	(578.6)	163.9
1,606.8	Free cash flow	1,156.3	1,141.0
1,145.7	Investments	1,290.3	731.5
448.8	Dividends paid by Mediaset S.p.A.	489.3	448.8
86.0	Dividends paid by subsidiaries	144.1	86.0

Personnel

2005 full year	%		30/09/2006	%	30/09/2005	%
5,844	100.0%	Mediaset Group employees (end-of-period)	5,808	100.0%	5,805	100.0%
4,671	79.9%	Italy	4,671	80.4%	4,643	80.0%
1,173	20.1%	Spain	1,205	20.7%	1,162	20.0%
5,798	100.0%	Mediaset Group employees (average)	5,845	100.0%	5,786	100.0%
4,613	79.6%	Italy	4,669	79.9%	4,596	79.4%
1,185	20.4%	Spain	1,176	20.1%	1,190	20.6%

Main indicators

2005 full year		9 months 2006	9 months 2005
32.7%	Operating profit/Net revenues	27.7%	32.5%
28.7%	Italy	21.4%	28.0%
44.4%	Spain	45.3%	45.5%
33.8%	EBIT/Net revenues	27.7%	34.2%
32.7%	EBT and minority interests/Net revenues	27.2%	33.7%
16.4%	Mediaset Group net profit/Net revenues	13.8%	17.9%
0.51	EPS (euro per share)	0.32	0.39
0.51	diluted EPS (euro per share)	0.32	0.39

REPORT ON OPERATIONS AT 30 SEPTEMBER 2006

Summary of the Group's results at 30 September 2006

Here follows a summary of the main results achieved by the Mediaset Group as at 30 September 2005 compared to the figures in the same period of 2005:

- **Consolidated net revenues** amounted to **EUR 2,671.5 million**, with a **2.6%** increase;
- **EBIT** amounted to **EUR 740.2 million,** showing a decrease of 149.1 million compared to the same period of the previous year, that, among other things, had benefited from non recurring income of EUR 43.1 million originated by the sale of a 1.9% stake in Gestevision Telecinco. The trend of EBIT in the third quarter of the year shows however a result which is substantially in line with that achieved in the same period of 2005. **EBIT** reached **27.7%** of net revenues compared to 34.2% recorded in the same period of 2005; EBIDTA, gross of the income generated by disposals of equity investments, amounted to 27.7% of net revenues compared to 32.5% of the first three quarters of 2005;
- **Earnings before tax and minority interests** amounted to **EUR 727.1 million**, compared to EUR 877.6 million in the first nine months of 2005;
- The **net profit pertaining to Group operations** amounted to EUR **369.1 million** compared to EUR 464.6 million at 30 September 2005;
- **Consolidated net financial position** went from EUR –358.0 million at 31 December 2005 to EUR **–578.6 million at** 30 September 2006, in presence of positive *free cash flow* (**cash generation from Group operations,** gross of income and expenses connected to investments and divestments of stakes and treasury shares and expenditures connected to dividend payment) of EUR **355.8 million** and expenditure for dividends distribution by the parent company and the subsidiary Telecinco totalling EUR 633.4 million. Over the same period in the previous year, *free cash flow* declined by EUR –344.8 million. This change was due to the effects of the economic situation on the operating management, as well as by greater expenditure for approximately EUR 176 million for non recurring investments. In the first nine months of 2006 the Group invested on the whole about EUR 290 million for the acquisition and implementation of the broadcasting network dedicated to *mobile DTT transmission using DVB-H* technology and in the acquisition of the options on the encrypted rights for the 2009/2010 season of some important "Serie A" (premier league) italian football clubs. During the third quarter of last year, EUR 114.2 million had been paid for the acquisition of the frequencies for the second digital multiplex and the equity investment in Home Shopping Europe S.p.A.

Analysis of results by geographical segments: Italy

- In the first nine months of 2006, **consolidated net revenues** from Group's operations in Italy amounted to EUR **1,972.4 million** with a 2.1% increase over the same period of the previous year.
- **EBIT** totalled EUR **423.3 million,** down with respect to EUR 581.9 million at 30 September 2005, a result which however had been positively impacted also by the above-mentioned capital gains from the sale of a 1.9% stake in Gestevision Telecinco; gross of this item, **EBIT** amounted to **21.4%** of net revenues with respect to 28.0% in the first nine months of 2005. The lower EBIT achieved in Italy in the first nine months of 2006 compared to the previous year is mainly attributable to the situation in the first six months. EBIT in the third quarter of 2006 is only slightly lower than that recorded in the same period of 2005.

The economic situation in the third quarter confirms for the main business area, that is free to air commercial Television, the indications and trends that had already emerged during the first part of the year, shows progressive improvement, partly also due to seasonal events, of the EBIT of *pay per view* television operations, and acknowledges the positive contribution generated by the start of operations as *content provider* within mobile digital TV through innovative *DVB-H* technology.

With respect to ***non encrypted television operations***, in presence of a still weak and uncertain advertising market, **gross advertising sales on Mediaset networks** grew in the third quarter by **0.6%** which helps to reduce the decline compared to 2005 of advertising sales at **–0.9%** from the beginning of the year.

Overall television costs, which during the second quarter had been in line with the previous year, showed at the end of the 9 months a 6.5% growth, a trend that was affected, besides the growth in the first quarter, by the anticipated (about three weeks) start of autumn programme schedule on Mediaset networks.

In the first nine months of 2006, the total **audience share** in the full day in Italy recorded more than nine million viewers, a slightly higher figure than in the same period of 2005; growth is connected to an increase in the average time spent for TV watching (+4 minutes). In particular, a significant increase is recorded for audience public in the late evening (+4.3%) while Prime Time is moderately declining (-0.6%), and Day Time is in line with the values of the previous year.

Mediaset networks conclude the first nine months of 2006 totalling a 40.5% average share in the 24 hours, a 40.4% share in Day Time and a 40.5% share in Prime Time.

Here follow the results reached by Mediaset networks during the period in question:

Audience Share (individuals) 9 months 2006	24 hours	Prime Time	Day Time 7:00-2:00
5	21.1%	21.9%	20.9%
1	11.2%	10.6%	11.3%
4	8.2%	8.0%	8.2%
MEDIASET	40.5%	40.5%	40.4%

With reference to the commercial target group aged 15-64 , Mediaset confirmed its leading position in the 24 hours and in Day Time.


01/01 - 30/09/2006
% AUDIENCE SHARE COMMERCIAL TARGET
15 to 64 years
42.5
39.8
42.5
39.5
42.4
42.6
24 hours
Day Time
Prime Time
Mediaset
RAI

In the autumn 2006 guarantee period (from 3 September to 2 December) Mediaset networks recorded a 24 hours audience share of 41.3% , a Day Time share of 40.9% and a Prime Time share of 42.2% . At the same time, as shown in the graph below, Mediaset retained its first place in the target group aged *15-64* in all time brackets, taking a 4.5 share point increase over RAI in each of them.


GUARANTEE PERIOD: AUTUMN 2006
43.1
37.8
42.8
37.9
43.7
39.1
24 hours
Day Time
Prime Time
Mediaset
RAI

In the period under examination, **Canale 5** was the leading network both in Prime Time, with an increase of 1.5 share points over the same period of 2005 and in the 24 hours, obtaining 22.4% and 20.7% (compared to 20.6% and 20.3% of Rai 1) respectively, and confirmed its primacy in all the time brackets for the commercial target aged 15-64 . Among Canale 5's most successful programmes, it is worth mentioning in summer *Tempesta d'amore* (22.1%), *Cultura moderna* (24.6%), *Invasion* (21.1%), while in September *Striscia la notizia* (31.3% the average of the first week) and *C'è posta per te* (26.7%) were started again and, with respect to drama, great appreciation was attributed to the new series of *Distretto di polizia* (26.8%) and *L'onore e il rispetto* (23.7%). Within information and news programmes, it is worth mentioning the new appointment with *TG5 minuti* (23%) and *Verissimo, tutti i colori della cronaca* (21.2% the average of the first two Saturdays).

Italia 1 at the end of the first guaranteed month obtained a 24 hours share of 12.2% (equal to the data of Rai 2), 12.4% in Day Time and 11.3% in Prime Time. In Day Time, and as a consequence in the Full Day, notable growth was achieved compared to the same period of the previous year, of + 1.3 and +1.0 share points respectively. Italia 1 confirms to be the favourite network of children aged between 4 and 14 years with a 24 hours share of 27% . Among the great number of productions proposed by Italia 1, it is worth mentioning: the new reality show *La Pupa e il secchione* (16.8%), *Dr House Medical Division* (16.3%), the new *C.S.I. Miami* series

(12.3%) and *Paso Adelante* (17.8%). As to sports, excellent audience figures were obtained in the double Sunday bill, late afternoon and late at night, with *Contro Campo Ultimo minuto* (17.5%) and *Diritto di replica* (12.7%).

Retequattro obtained a 24 hours and Day Time share of 8.4% , 8.5% in Prime Time recording, over 2005, a slight growth in all time brackets (0.1 share points in Day Time and in the 24 hours and 0.5 points in Prime Time respectively). Among the new autumn programmes, two new French series are worth mentioning, *Dolmen* and *Il giudice e il commissario* which obtained a 13.1% and 11% share with the over-55 audience respectively.

At 30 September 2006, RTI SpA produced **40.4% of the television programmes** broadcast by Mediaset Networks. Over the same period of the previous year, a decrease was recorded in the number of in-house productions proposed, in spite of a **2.4%** increase in the **hours of finished product**. This increase can be mainly recorded in entertainment and in the news.

Types	Number of in-house productions made								
	9 months 2006			9 months 2005			% change		
	Prime Time	Day Time	Total	Prime Time	Day Time	Total	Prime Time	Day Time	Total
Entertainment and talk shows	27	35	62	32	49	81	-15.6%	-28.6%	-23.5%
Documentaries	-	1	1	-	1	1	0.0%	0.0%	0.0%
Events		1	1	-	-	-	0.0%	0.0%	0.0%
Arts/Culture	4	36	40	9	46	55	-55.6%	-21.7%	-27.3%
Soft news	-	21	21	2	23	25	-100.0%	-8.7%	-16.0%
News	-	4	4	-	4	4	0.0%	0.0%	0.0%
Reality	-	13	13	2	9	11	-100.0%	44.4%	18.2%
Promos and Ads	-	6	6	-	6	6	0.0%	0.0%	0.0%
Sport	1	19	20	8	28	36	-87.5%	-32.1%	-44.4%
Games and quiz shows	5	8	13	2	5	7	150.0%	60.0%	85.7%
Music	2	5	7	4	9	13	-50.0%	-44.4%	-46.2%
Television selling	-	47	47	-	36	36	0.0%	30.6%	30.6%
Shopping		13	13	-	7	7	0.0%	85.7%	85.7%
Total TV programmes	**39**	**209**	**248**	**59**	**223**	**282**	**-33.9%**	**-6.3%**	**-12.1%**
Soap operas	-	2	2	-	2	2	0.0%	0.0%	0.0%
Total commercial programmes	**-**	**2**	**2**	**-**	**2**	**2**	**0.0%**	**0.0%**	**0.0%**
Overall total	**39**	**211**	**250**	**59**	**225**	**284**	**-33.9%**	**-6.2%**	**-12.0%**

Types	Hours of finished product				
	9 months 2006	% on the whole	9 months 2005	% on the whole	% change
Entertainment and talk shows	1,117	20.7%	1,386	26.2%	-19.4%
Documentaries	1	0.0%	5	0.1%	-80.0%
Events	9	0.2%	-	0.0%	0.0%
Arts/Culture	731	13.5%	668	12.6%	9.4%
Soft news	385	7.1%	433	8.2%	-11.1%
News	1,413	26.1%	1,433	27.1%	-1.4%
Reality	297	5.5%	139	2.6%	113.7%
Promos and Ads	39	0.7%	38	0.7%	2.6%
Sport	559	10.3%	514	9.7%	8.8%
Games and quiz shows	335	6.2%	192	3.6%	74.5%
Music	66	1.2%	97	1.8%	-32.0%
Soap operas	138	2.6%	144	2.7%	-4.2%
Shopping	50	0.9%	15	0.3%	233.3%
Long dramas	63	1.2%	38	0.7%	65.8%
Television selling	206	3.8%	180	3.4%	14.4%
Total	**5,409**	**100.0%**	**5,282**	**100.0%**	**2.4%**

As to ***Pay per view*** television operations, in September the new Mediaset Premium offer season was started, which will broadcast, also by virtue of the agreement stipulated at the end of July with Telecom Italia Media, all "Serie A" premier league football matches of the main domestic teams, in Serie B (first division) the matches of Juventus, Napoli, Genoa, all the UEFA

Champions League and the television premiere of new television series and movies. Sales results in the third quarter were extremely positive. Around 355,000 new prepaid cards and around 1.1 million scratch cards were sold (2.6 million in the whole 2005-2006 season). From the beginning of the year, sales generated an overall income of approximately EUR 61.5 million.

Analysis of results by geographical segments: Spain

- In the first nine months of 2006 the **consolidated net revenues of the Telecinco Group** amounted to EUR **700.9 million,** with a **4.4%** increase over the same period of the previous year.
- The revenue increase, combined with a limited growth of charges, determined the achievement of an **Operating Profit** of EUR **317.3 million**, with a **4.0%** growth over the same period of 2005 and an increase in operating profitability which reached **45.3%** in the first three quarters of 2006.
- **Net profit** amounted to EUR **229.3 million** with a 7.8% increase over September 2005.

The excellent results achieved by Telecinco in the first nine months of the year confirmed the solidity and the efficacy of the Group's commercial and publishing model, also in the new Spanish television market, which is characterized by the presence of two new free-to-air channels, *Cuatro*, which has been active since the end of 2005, and *Sexta* which began broadcasting in June with the Germany FIFA World Cup matches, together with Cuatro and the pay television.

Gross television advertising sales for Telecinco reached the record amount of EUR **676.7 million** with a 3.9% increase over the first nine months of 2005.

This result enhanced the strength of Telecinco's broadcasting schedule. While maintaining an effective control policy over costs (the overall growth in the nine months, not considering DTT operations, was in line with inflation) the network increased its audience leadership vis-à-vis its competitors, obtaining a 24 hour share of 21.3% , outperforming Antena 3 at 19.8% by one and a half points and TVE 1 (18.2%) by 3.1 percentage points .

TELECINCO	Audience share 9 months 2006	Individuals	Commercial Target
24 hours		21.3%	23.1%
Prime Time		21.5%	23.8%
Day Time		21.3%	22.8%

The leadership was extended also in the most important time bracket for advertising purposes, *Prime Time* (20.30-24.00), a segment where Telecinco secured 21.5% against 20.0% for Antena 3 and 18.5% for TVE 1. This percentage even increased to 23.8% in the *commercial target* referred to this time bracket, where 3.7 more percentage points were gained over Antena 3 (20.1%) and 8.7 over TVE 1 (15.1%).

With respect to the commercial target, Telecinco strengthened its leadership also in average full day audience shares, achieving 23.1%, ahead of Antena 3 (20.4%) and TVE1 (14.7%).

These excellent audience shares rewarded the validity and stability of Telecinco's programme schedule, which also in 2006 was characterized by the supremacy of in-house productions (about 80% of the programme schedule broadcast in the first nine months of 2005). In particular, domestic long-serial dramas confirmed to be the strength of the television offer of Telecinco, such as *Hospital Central (28.5%), Aida (27.6%), El Comisario (25.1%), Los Serrano (25.8%),* reality shows such as *Gran Hermano* (27.3%), foreign television series such as *CSI (26.8%)*, the talk show *Dolce Vita (26%)* as well as the sit-com *Camera Café* (23.2%). It is also worth mentioning the great success in terms of audience of Formula 1 GPs which, with an average share of 46.6% managed to improve on the already excellent results achieved in previous years.

T5 Programme breakdown (hours)	**9 months 2006**		**9 months 2005**		**Changes**	
Movies	526	8.0%	595	9.1%	(69)	-11.6%
TV Movies, Short series and Television serials	609	9.3%	484	7.4%	125	25.8%
Cartoons	199	3.0%	158	2.4%	41	26.0%
Total television rights	**1,334**	**20.4%**	**1,237**	**18.9%**	**97**	**7.9%**
Games and quiz shows	518	7.9%	540	8.2%	(22)	-4.1%
Sport	151	2.3%	124	1.9%	27	21.8%
Documentaries and others	2,622	40.0%	2,906	44.4%	(284)	-9.8%
News	1,323	20.2%	1,387	21.2%	(64)	-4.6%
Internal fiction	552	8.4%	311	4.7%	241	77.5%
Other	53	0.8%	47	0.7%	6	12.8%
Total productions	**5,218**	**79.6%**	**5,315**	**81.1%**	**(97)**	**-1.8%**
Total	**6,552**	**100.0%**	**6,552**	**100.0%**	**-**	**0.0%**

Types	**Hours of finished product**				
	9 months 2006	**% on the whole**	**9 months 2005**	**% on the whole**	**% changes**
Entertainment and talk shows	1,647	49.8%	1,961	54.4%	-16.0%
News	1,210	36.6%	1,200	33.3%	0.8%
Sport	136	4.1%	152	4.2%	-10.2%
Games and quiz shows	163	4.9%	146	4.0%	11.6%
Soap operas and Telenovelas	77	2.3%	77	2.1%	0.0%
Long dramas	74	2.2%	70	1.9%	5.7%
Total	**3,307**	**100.0%**	**3,605**	**100.0%**	**-8.3%**

Types	**Number of in-house productions**								
	9 months 2006			**9 months 2005**			**% changes**		
	Prime Time	**Day Time**	**Total**	**Prime Time**	**Day Time**	**Total**	**Prime Time**	**Day Time**	**Total**
TV programme									
Entertainment and talk shows	8	19	27	6	20	26	33.3%	-5.0%	3.8%
News	-	4	4	-	4	4	0.0%	0.0%	0.0%
Sport	-	4	4	3	2	5	-100.0%	100.0%	-20.0%
Games and quiz shows	-	2	2	-	1	1	0.0%	100.0%	100.0%
Soap operas and Telenovelas	2	2	4	3	1	4	-33.3%	100.0%	0.0%
Long dramas	5	-	5	4	-	4	25.0%	0.0%	25.0%
Total TV programme	**15**	**31**	**46**	**16**	**28**	**44**	**-6.3%**	**10.7%**	**4.5%**

Analysis of results by segments

The analysis of the income statement and of the consolidated financial and balance sheet situation was also performed, in accordance with that established by IAS 14 on segment reporting, by separately highlighting the contribution to Group results of the two geographical segments of operation, Italy and Spain, considered as "primary segments" and by supplying the highlights required by segments of operation, identified as "secondary segments".

With respect to the latter, as was already stated in the previous 2006 interim Reports, starting from this year, Network operator activities are highlighted, in consideration of the significant investments made to implement digital multiplexes and the clear corporate/organisation identity acquired partly after obtaining the Italian licence as network operator through the subsidiary company Elettronica Industriale S.p.A, previously included in core television operations in Italy. In order to guarantee comparability, the figures of the segments in the reference period of the previous year were consistently reviewed.

The income statement, the balance sheet and the cash flow statements detailed below were reclassified compared to those included in the subsequent financials statements in order to highlight interim result levels as well as the aggregates of the most significant economic and financial figures needed to understand Group operating *performances* as well as those of the single *Segments of operation (business unit)*. Though these figures are not required by the EU Gaap, they are provided in compliance with that established in the recent CONSOB communication no. 6064293 dated 28 July 2006 and in the CESR recommendation dated 3 November 2005 (CESR/o5-178b) regarding "*Non Gaap Measures*", we have provided a description of the criteria adopted to prepare them as well as the relevant notes relating to the items included in the mandatory tables.

It should also be noted that the results of the Group and its segments of operation are subject to seasonal effects since most advertising revenues are concentrated in the first part of the year as well as the costs of the pay-per-view television schedule referring to football events.

Economic results

The income statement highlights the cost and revenue components of *EBIT* which are generated by the disposal of consolidated equity investments which, due to the nature of the operation and the significance of the amount, are to be considered as non recurrent. With respect to the periods under examination, revenues shown were generated by the disposal of minority interests (1.9% in 2005, 0.03% in 2006) held in the subsidiary company Gestevision Telecinco S.A.

Operating profit and EBITDA were calculated and booked inclusive of *non recurring* components and non-cash cost/revenues (amortisation and depreciation, write-downs/write-ups of current and non current assets).

As was already specified in previous reports, some items in the income statement at 30 September 2005 were reclassified, mainly the items referring to certain costs, previously included in *Revenues*, which are now directly deducted from *personnel expenses* and *services, while* the revenues arising from dividend payouts, previously included in *Financial income* were reclassified in *Income/(expenses) from Equity Investments.*

(amounts in EUR millions)

Mediaset Group: Income statement

	9 months		3rd quarter	
	2006	2005	2006	2005
Total consolidated net revenues	**2,671.5**	**2,602.6**	**677.4**	**622.4**
Personnel expenses	335.2	326.9	104.2	107.5
Purchases, services, other costs	956.3	838.1	272.4	230.3
Operating costs	**1,291.5**	**1,165.0**	**376.6**	**337.8**
EBITDA	**1,380.1**	**1,437.6**	**300.9**	**284.6**
Amortisations, depreciation and write-downs	641.1	591.5	212.3	192.9
Operating profit	**739.0**	**846.1**	**88.6**	**91.7**
Gain/(Losses) from disposal of equity investments	1.3	43.1	-	-
EBIT	**740.2**	**889.3**	**88.5**	**91.8**
Financial income/(losses)	(13.5)	(12.5)	(8.1)	(2.8)
Income/(expenses) from equity investments	0.3	0.8	0.3	(0.3)
EBT	**727.1**	**877.6**	**80.8**	**88.7**
Income taxes	(243.7)	(306.9)	(23.0)	(32.5)
Net profit from continuing operations	**483.4**	**570.6**	**57.8**	**56.1**
Net profit from discontinued operations	-	-	-	-
Minority interests in net profit	(114.3)	(106.0)	(21.2)	(18.1)
Mediaset Group net profit	**369.1**	**464.6**	**36.6**	**38.0**

Here follows an analysis of the percentage impact on consolidated net revenues of a few significant items of the Group's income statement.

	9 months		3rd quarter	
	2006	2005	2006	2005
Total consolidated net revenues	**100.0%**	**100.0%**	**100.0%**	**100.0%**
Operating costs	48.3%	44.8%	55.6%	54.3%
EBITDA	51.7%	55.2%	44.4%	45.7%
Amortisation, depreciation and write-downs	24.0%	22.7%	31.3%	31.0%
Operating profit	**27.7%**	**32.5%**	**13.1%**	**14.7%**
EBIT	**27.7%**	**34.2%**	**13.1%**	**14.7%**
EBT	**27.2%**	**33.7%**	**11.9%**	**14.3%**
Mediaset Group net profit	**13.8%**	**17.9%**	**5.4%**	**6.1%**
Tax rate (EBT %)	33.5%	35.0%	28.5%	36.6%

Analysis of results by geographical segment: Italy

Here follows the summary of the Income Statement of the Mediaset Group, related to domestic operations:

(amounts in EUR millions)

Italy: Income statement	9 months		3rd quarter	
	2006	2005	2006	2005
Total consolidated net revenues	**1,972.4**	**1,931.7**	**500.2**	**460.5**
Personnel expenses	278.7	272.8	85.4	89.5
Purchases, services, other costs	746.5	635.0	204.4	167.6
Operating costs	**1,025.2**	**907.8**	**289.9**	**257.1**
EBITDA	**947.2**	**1,023.9**	**210.3**	**203.4**
Amortisations, depreciation and write-downs	525.3	483.0	174.8	160.3
Operating profit	**421.9**	**540.9**	**35.5**	**43.0**
Gain/(Losses) from disposal of equity investments	1.4	40.9	-	-
EBIT	**423.3**	**581.9**	**35.5**	**43.1**
Financial income/(losses)	(20.3)	(16.5)	(10.4)	(4.4)
Income/(expenses) from equity investments	(0.2)	0.2	0.1	(0.4)
EBT	**402.8**	**565.6**	**25.2**	**38.3**
Income taxes	(148.6)	(209.7)	(10.3)	(18.9)
Net profit from continuing operations	**254.2**	**355.8**	**14.9**	**19.3**
Net profit from discontinued operations	-	-	-	-
Minority interests in net profit	(0.3)	(0.2)	0.1	-
Net profit	**253.9**	**355.6**	**15.0**	**19.3**

The table below shows the percentage on consolidated net revenues of some key Income Statement components.

	9 months		3rd quarter	
	2006	2005	2006	2005
Total consolidated net revenues	**100.0%**	**100.0%**	**100.0%**	**100.0%**
Operating costs	52.0%	47.0%	58.0%	55.8%
EBITDA	48.0%	53.0%	42.0%	44.2%
Amortisation, depreciation and write-downs	26.6%	25.0%	34.9%	34.8%
Operating profit	**21.4%**	**28.0%**	**7.1%**	**9.3%**
EBIT	**21.5%**	**30.1%**	**7.1%**	**9.4%**
EBT	**20.4%**	**29.3%**	**5.0%**	**8.3%**
Net profit	**12.9%**	**18.4%**	**3.0%**	**4.2%**
Tax rate (EBT %)	36.9%	37.1%	29.0%	43.9%

Here follows a description of the contribution to EBIT of Italian operations in the ***segments of operation*** that have been identified, in accordance to IAS 14, considering their importance and the organisational and business structure of the Group.

The segments of operation identified are:

- ***Free To Air commercial television***, the Group's traditional core business, it includes the operations related to advertising sales and programme scheduling for the three nationwide networks currently broadcast analogically and the operations linked to free-to-air own channels broadcast by means of digital terrestrial technologies;

- ***Pay per View television operations,*** relating to the pay per view offer of events and programmes identified under the *Mediaset Premium* brand;
- ***Network Operator***, these operations are related to the management of the analogue broadcasting network, for free-to-air own channels as well as digital terrestrial broadcasting platforms (*multiplex*), including the network acquired in the second quarter 2006, open to the main mobile phone operators, and intended to support the offer of mobile digital terrestrial television using DVB-H technology;
- ***Other ancillary areas of operation*** serving and related to the core business (Internet, teletext, service selling and content providing to mobile phone operators, non television advertising licences, television sales).

(amounts in EUR millions)

Revenues and operating profits	Free to air tv		Ntw Operator		Pay per View		Other		ITALY	
Italy - business segments breakdown	2006	2005	2006	2005	2006	2005	2006	2005	2006	2005
Revenues towards third parties	1,817.3	1,823.4	25.8	19.3	61.0	27.7	68.2	61.4	1,972.4	1,931.7
Total Revenues %	*92.1%*	*94.4%*	*1.3%*	*1.0%*	*3.1%*	*1.4%*	*3.5%*	*3.2%*	*100.0%*	*100.0%*
Inter-segment revenues			86.0	80.4						
Operating costs towards third parties	821.6	753.6	91.0	78.9	39.6	28.1	73.0	47.3	1,025.2	907.8
Inter-segment operating costs	57.8	62.4			24.5	12.1	3.6	5.9		
EBITDA	**937.9**	**1,007.4**	**20.8**	**20.8**	**(3.1)**	**(12.5)**	**(8.4)**	**8.2**	**947.2**	**1,023.9**
Amortisation, depreciation and write-downs	471.9	449.9	31.6	18.0	15.8	6.6	6.0	8.6	525.3	483.0
Operating Profit	**466.0**	**557.6**	**(10.8)**	**2.8**	**(18.9)**	**(19.2)**	**(14.4)**	**(0.4)**	**421.9**	**540.9**
Revenues %	***25.6%***	***30.6%***	***-9.7%***	***2.8%***	***-31.0%***	***-69.3%***	***-21.1%***	***-0.7%***	***21.4%***	***28.0%***

It should be noted that the items *Inter-segment revenues and Inter-segment operating costs* show the net contribution from the evaluation of the services provided by or received from the different *areas of operation.* More specifically *inter-segment revenues* from the *Network Operator* segment refer to the use of the analogue broadcasting network by the *free-to-air channels* and to the capacity of the digital multiplexes used to broadcast *Mediaset Premium* events and used by digital terrestrial channels; the *inter-segment operating costs* of the *"Free to Air Television"* area of operation, generated by the use of the broadcasting network, are recognised net of the value for the use of publishing contents, technical services facilities by other *business units.*

The trend of ***consolidated net revenues*** from Italian operations, as can be seen in the detailed table below, shows a positive contribution in the third quarter by all areas of operations:

(amounts in EUR millions)

Italy consolidated revenues - business segments breakdown	9 months 2006	9 months 2005	Changes	3rd quarter 2006	3rd quarter 2005	Changes
Mediaset Networks gross advertising revenues	2,067.0	2,086.2	(19.2)	490.8	488.0	2.8
Digital Networks gross revenues	3.5	3.3	0.2	0.8	1.1	(0.3)
Other television revenues	54.4	44.2	10.2	20.8	9.3	11.5
Agency discounts	(307.6)	(310.3)	2.7	(72.4)	(72.6)	0.2
TOTAL REVENUES Free to air TV	**1,817.3**	**1,823.4**	**(6.1)**	**440.0**	**425.8**	**14.2**
Network Operator	**25.8**	**19.3**	**6.5**	**14.8**	**6.3**	**8.5**
Pay per View	**61.0**	**27.7**	**33.3**	**24.7**	**6.2**	**18.5**
Net revenues from non television operations	**68.2**	**61.4**	**6.8**	**20.7**	**22.3**	**(1.6)**
TOTAL ITALY NET CONSOLIDATED REVENUES	**1,972.4**	**1,931.7**	**40.7**	**500.2**	**460.6**	**39.6**

More specifically, as to ***free to air*** television operations, in the third quarter 2006, gross ***advertising revenues*** from **Mediaset networks** recorded an increase of EUR 2.8 million (+0.6% over the same period of 2005), reaching at the end of the nine months EUR **2,067** million, which means a **–0.9% change** over the same period of the previous year. This trend is still affected by the decrease recorded in the second quarter of the year, because of a number of events (Easter holidays, general elections in Italy, FIFA World Cup) which negatively influenced advertising investments.

The increase in *non advertising television revenues* is mainly due to the amount paid by mobile phone operators because of the sale of the use of programme schedules of the Mediaset networks for mobile digital television by means of *DVB-H* technology.

Also the increase in revenues generated from ***Network operator*** activities is mainly attributable to amounts paid starting from the end of the first half of 2006 by mobile phone operators for the use of the network broadcasting capacity dedicated to the *DVB-H* mobile digital television

As to ***pay per view*** television operations, Mediaset Premium commercial offer generated in the first nine months of 2006 revenues of EUR 51.4 million from the sale of prepaid and scratch cards, sharply growing compared to the EUR 22 million of the first nine months of 2005. It should be noted that revenues generated from the sale to resellers of prepaid and scratch cards (and similarly, also the direct industrial and distribution costs), were booked according to the period of residual validity of the prepaid and scratch cards sold. In the same period, revenues from this business segment also include, for the amount pertaining to the period under examination, income for EUR 5.1 million obtained from the sale to mobile phone operators of the use of encrypted television rights in DVBH mobility regarding "Serie A" Italian Premier League and Champions League matches for the 2006/2007 season and of the sub-licence to Telecom Italia Media of the broadcasting rights of home matches of the 2006-2007 soccer season of Mediaset football teams with the teams included in the La7Cartapiù bouquet. In the same period of the previous year, the revenues resulting from the sale of the ADSL use of Mediaset team matches until the 2006/2007 season had instead generated net income for EUR 3.7 million.

The increase in ***net revenues from non television operations*** was generated by television sales made under the *Mediashopping* brand and by advertising sales relating to media other than television, since, starting from 1 January 2006, revenues arising from the supply of satellite

theme channgels to SKY were reduced to zero, due to the renegotiation of the agreement with the same company.

	9 months 2006	9 months 2005	Growth €ml	% Growth
Operating costs	**1,025.2**	907.8	117.4	12.9%
Personnel expenses	**278.7**	272.8	5.9	2.2%
Purchases, services, other costs	**746.5**	635.0	111.5	17.6%

The ***operating costs*** of Italian operations showed an increase of EUR 117.4 million over the same period of the previous year, mainly as a result of the significant growth already recorded in the first half year (+84.6 million).

The main items of operating costs are personnel expenses and purchases, services and other costs, which are detailed below.

The increase in ***personnel expenses***, equal to EUR 5.9 million over the first nine months of 2005, is mainly due, as shown in the tables below, to the increase in average workforce, resulting from both the increased production volume required by television operations and the addition of 115 employees after the acquisition of the operations of the Home Shopping Europe Group in the second half of 2005. This item also includes the costs related to employees' stock option plans, which were recognised, in accordance with IFRS 2, for EUR 3.9 million in the period being analysed (EUR 5.0 million in the same period of the previous year).

Number of employees (including temporary staff)	30/09/2006	30/09/2005
Managers	328	325
Journalists	365	358
Middle managers	736	712
Office workers	3,242	3,248
Total	**4,671**	**4,643**

Average workforce (including temporary staff)	9 months 2006	9 months 2005
Managers	326	323
Journalists	364	346
Middle managers	724	701
Office workers	3,255	3,226
Total	**4,669**	**4,596**

The total of ***purchases, services and other costs*** showed an increase of EUR 111.5 million in the first nine months of 2006 over the same period of the previous year. This change is mainly attributable for EUR 65.6 million to higher television costs, which in 2006 were impacted at the beginning of the year by the launch almost three weeks in advance of general programme schedules, and to the cost of events which were not included in the schedules of the first part of 2005, including the production of the "Serie A" programme on Sundays and the reality shows Grande Fratello and La Fattoria and in the third quarter by the launch almost three weeks in advance of the autumn programme schedules.

Overall television costs (also including those elements relating to personnel expenses and amortisation, depreciation and write-downs) showed at the end of the nine months a 6.7% increase .

The residual change in operating costs refers to other business segments. In particular, EUR 7.9 million refers to *non recurring costs* for ancillary charges paid in the first quarter with respect to the company reorganization relating to the transfer within the group of network operator activities from RTI S.p.A. to Elettronica Industriale S.p.A., while the remaining part is attributable to the start-up of the television sales operations mainly performed through the *Mediashopping* channel broadcast on digital terrestrial television and to events and production costs, among which those relating to Champions League matches which supply the Mediaset Premium offer.

	9 months 2006	9 months 2005	Growth €ml	% Growth
Amortisation, depreciation and write-downs	**525.3**	483.0	42.3	8.8%
TV rights amortisation	**450.1**	424.8	25.3	6.0%
Other amortisation, depreciation and write-downs	**75.2**	58.2	17.0	29.2%

The increase in ***amortisation*** of television rights refers to the free to air television rights regarding long-serial dramas and entertainment rights of reality shows which were not included in the 2005 programme schedule as well as to the rights of the sports events, entertainment programmes and movies broadcast only on Mediaset Premium. The increase in amortisation, depreciation and write-downs of other fixed assets refer to the investments in digital equipment and frequencies, especially those occurred in the second half of last year for the implementation of the second terrestrial digital multiplex and in the second quarter of 2006 for the broadcasting network dedicated to mobile television.

Analysis of results by geographical segment: Spain

Here follows the income statement referring to Spanish operations which correspond to the consolidated figures of the Telecinco Group.

(amounts in EUR millions)

Spain: Income statement	9 months		3rd quarter	
	2006	2005	2006	2005
Total consolidated net revenues	**700.9**	**671.5**	**177.6**	**162.5**
Personnel expenses	56.7	54.1	19.0	18.0
Purchases, services, other costs	210.7	203.8	68.0	63.4
Operating costs	**267.5**	**257.9**	**87.1**	**81.4**
EBITDA	**433.4**	**413.6**	**90.4**	**81.1**
Amortisations, depreciation and write-downs	116.1	108.5	37.5	32.6
Operating profit	**317.3**	**305.2**	**52.9**	**48.6**
Gain/(Losses) from disposal of equity investments	-	-	-	-
EBIT	**317.3**	**305.2**	**52.9**	**48.6**
Financial income/(losses)	6.8	4.0	2.3	1.6
Income/(expenses) from equity investments	0.5	0.7	0.3	0.2
EBT	**324.6**	**309.9**	**55.5**	**50.4**
Income taxes	(95.1)	(97.2)	(12.6)	(13.6)
Net profit from continuing operations	**229.6**	**212.7**	**43.0**	**36.8**
Net profit from discontinued operations	-	-	-	-
Minority interests in net profit	(0.3)	-	(0.1)	-
Net profit	**229.3**	**212.7**	**42.9**	**36.8**

The table below details the percentage impact on consolidated net revenues of some key Income Statement items referring to Spanish operations.

	9 months		3rd quarter	
	2006	2005	2006	2005
Total consolidated net revenues	**100.0%**	**100.0%**	**100.0%**	**100.0%**
Operating costs	38.2%	38.4%	49.0%	50.1%
EBITDA	61.8%	61.6%	50.9%	49.9%
Amortisation, depreciation and write-downs	16.6%	16.2%	21.1%	20.1%
EBIT	**45.3%**	**45.5%**	**29.8%**	**29.9%**
EBT	**46.3%**	**46.2%**	**31.3%**	**31.0%**
Net profit	**32.7%**	**31.7%**	**24.2%**	**22.6%**
Tax rate (EBT %)	29.3%	31.4%	22.7%	27.0%

In the first nine months of 2006, the consolidated net revenues generated by the Telecinco Group increased by EUR 29.4 million, over the same period of the previous year.

The table below details the revenues of the Telecinco Group, highlighting its most significant items:

(amounts in EUR millions)

	9 months		3rd quarter	
	2006	2005	2006	2005
Gross advertising revenues	676.7	651.2	164.8	154.2
Other non television advertising revenues	8.4	6.1	3.0	1.4
Other non advertising revenues	45.2	43.7	17.0	14.0
Agency discounts	(29.4)	(29.5)	(7.2)	(7.1)
Total Spain consolidated net revenues	**700.9**	**671.5**	**177.6**	**162.5**

The increase in revenues is mainly due to the performance of ***advertising revenues from television***, referring to Telecinco, which reached EUR 676.7 million, recording an increase of 3.9%. In particular, this result was obtained by means of a notable acceleration of the growth rate (+6.9%) of advertising sales in the third quarter

Other advertising revenues increased in the nine months by almost 38% and relate to advertising sales from non-television media (Internet, teletext).

	9 months 2006	9 months 2005	Growth €ml	% Growth
Operating costs	**267.5**	257.9	9.6	3.7%
Personnel expenses	**56.7**	54.1	2.6	4.8%
Purchases, services, other costs	**210.7**	203.8	6.9	3.4%

The **operating costs** of the Telecinco Group showed an increase totalling EUR 9.6 million over the same period of 2005.

Personnel expenses of the companies belonging to the Telecinco Group showed a EUR 2.6 million increase over the same period of the previous year.

The tables below show the evolution of personnel in the Telecinco Group in the relevant periods .

Number of employees (including temporary staff)	30/09/2006	30/09/2005
Managers	91	70
Journalists	114	102
Middle managers	89	112
Office workers	879	841
Industry workers	32	37
Total	**1,205**	**1,162**

Average workforce (including temporary staff)	9 months 2006	9 months 2005
Managers	85	66
Journalists	111	120
Middle managers	93	120
Office workers	854	846
Industry workers	33	38
Total	**1,176**	**1,190**

Overall **costs** for **purchases, services and other costs** recorded, in the first nine months of 2006, a EUR 6.9 million growth over the same period of the previous year.

EBITDA recorded an increase of EUR 19.8 million in the first nine months of 2006 over the same period of the previous year; the percentage impact on consolidated net revenues went from 61.6% in the first nine months of 2005 to 61.8% in the same period of 2006.

	9 months 2006	9 months 2005	Growth €ml	% Growth
Amortisation, depreciation and write-downs	**116.1**	108.5	7.6	7.0%
TV rights amortisation	**111.5**	101.0	10.5	10.4%
Other amortisation, depreciation and write-downs	**4.6**	7.5	-2.9	-38.7%

The overall costs of the Telecinco Group, including also amortisation, depreciation and write-downs, showed in the first nine months of 2006, a 4.7% increase. Before costs of EUR 9.2 million for digital channels, the increase in the nine months even goes down to 2.8%.

In the first nine months of 2006, **EBIT** for the Spanish segment increased by EUR 12.1 million; operating profitability went to 45.3% compared to 45.5% of the previous year.

Below follows the analysis of the Income Statement items with reference to the whole Mediaset Group.

	9 months 2006	9 months 2005	Growth €ml	% Growth
EBIT	**740.2**	889.3	-149.1	-16.8%

The decreased **EBIT** in the first nine months of 2006, as well as the other trends previously commented with reference to geographical segments were attributable to the capital gain of EUR 43.1 million recorded in the first quarter of 2005 as a result of the disposal of a 1.9% stake in Telecinco. Operating profitability amounted to 27.7%, compared to 34.2% in the first nine months of 2005.

	9 months 2006	9 months 2005	Growth €ml	% Growth
Financial (income)/losses	**-13.5**	-12.5	-1.0	n.s.

The decreased negative net balance of financial income is mainly attributable to the greater consolidated debt position (which was mainly attributable to the amount of EUR 400 million paid for the purchase of treasury shares in the last four months of 2005), with respect to net income generated at 30 September 2006 by a *fair value* assessment of the hedging instruments and their relevant hedged debt positions in currency (a type of hedging on which *hedge accounting* is not applied in compiance with IAS 39).

	9 months 2006	9 months 2005	Growth €ml	% Growth
EBT	**727.1**	877.6	-150.5	-17.1%
Tax Rate (%)	*33.5%*	*35.0%*		
Net profit	**369.1**	464.6	-95.5	-20.6%

In the period, EBIT is net of estimated income taxes, in accordance with the accounting criteria specified by IAS 34, adopting the tax rate that is likely to be applied at the end of the ongoing fiscal year.

The *Tax Rate* of the Group (which in the first nine months of 2005was positively affected by the fact that the capital gains obtained from the disposal of the 1.9% stake held in Gestevision Telecinco were not taxable) showed also at 30 September 2006 a lower performance compared to the tax rate estimated on a yearly basis, mainly because of the recognition of deferred tax assets generated by the redefinition of the tax reference value for intangible assets included in the framework of the reorganisation operations within the Group in the first quarter of the year.

Balance sheet and financial position

Here follow the Balance Sheet Summary of the Group, and the balance sheets by geographical segment. The tables were restated with respect to the schemes in the Annual Report statements and presented in a layout highlighting current and non current assets and liabilities, with a view to underlining two macro-aggregates, that is, ***Net invested capital*** and ***Net financial position***. The net financial position consists of *Gross financial liabilities* minus *Cash and cash equivalents* as well as *Other financial assets*.

In these summary tables, assets restated in the Balance sheet table at 31 December 2005 as *non current assets held for sale*, were included in their original fixed asset categories (that is, *television rights, other fixed assets, equity investments and other financial fixed assets*).

Equity investments and other financial fixed assets include the assets that in the Balance sheet belong to *Equity investments in joint control and affiliated companies* and *Other financial assets* (though this item is limited to *non current equity investments and receivables*, and does not include *Financial receivables and Financial assets available for sale* which belong to the *Net financial position*).

Net working capital and other assets and liabilities includes *current assets* (excluding *Cash and cash equivalents* and *current financial assets* which are part of the item *Net financial position), deferred tax assets and liabilities , provisions for risks and charges, due to suppliers* and *tax liabilities.*

An analysis of the main components of *Net financial position* is detailed in the explanatory notes below.

(amounts in EUR millions)

Balance Sheet Summary	**30/09/2006**	**31/12/2005**
Television rights	2,451.2	2,086.5
Goodwill and differences arising from consolidation	368.8	368.8
Other tangible and intangible non current assets	1,122.4	853.0
Equity investments and other financial assets	99.1	136.0
Net working capital and other assets/(liabilities)	(574.3)	(75.3)
Post-employment benefit plans	(137.5)	(132.0)
Net invested capital	**3,329.7**	**3,237.0**
Group shareholders' equity	2,494.4	2,593.9
Minority interests	256.7	285.1
Total Shareholders' equity	**2,751.1**	**2,879.0**
Net financial position	**(578.6)**	**(358.0)**

Below is a summary of the main balance sheet changes at 30 September 2006 with respect to 31 December 2005.

The increase in ***television rights*** is mainly attributable to the capitalization in the period under examination of encrypted rights relating to the main Italian football clubs for approximately EUR 380 million. These investments mainly include the rights, valid in the 2007-2008 and 2008-2009 seasons, of Milan A.C., Inter F.C., Lazio F.C. and Roma F.C., including (with the exception of the satellite television rights of Inter F.C., Lazio F.C. and Roma F.C.) the right of broadcasting for all the main distribution platforms, for some of which Mediaset is entitled to exercise the option to sell them to third parties, in case they are not included in its commercial offer. With reference to the conclusion of these agreements, EUR 51.4 million related to first negotiation

and pre-emption rights purchased in 2004 and previously recognised in *other intangible assets* were restated in television rights, as ancillary charges to the main right

The main changes in ***Other tangible and intangible fixed assets***, besides amortisation, depreciation and write-downs for the period, were due for EUR 192.4 million to the purchase of the broadcasting network from Europa TV and for EUR 73 million to the acquisition of the options regarding the purchase of the encrypted rights for the 2009-2010 football season of A.C. Milan, Inter F.C., Lazio F.C., Roma F.C. including the already mentioned reclassification in television rights of EUR 51.4 million for the first negotiation and pre-emption rights acquired in 2004.

The decrease in ***Equity investments and other financial assets*** is attributable to the disposal of the 2.73% stake held in Hopa S.p.A. after exercising the *put option* which was granted by Fingruppo when this stake was originally bought, and to the disposal of interests held by Mediaset S.p.A. in an investment trust managed by ABS Finance Fund, an open-end investment company.

The change in ***Net working capital and other assets and liabilities*** is mainly attributable to the increase in trade payables resulting from the previously illustrated investments for the period referring to multiyear encrypted television rights.

The changes in ***Shareholders' equity*** detailed in the *Statement of Changes* below are mainly attributable not only to the net profit of the period and to dividend payouts, but also to the increase of EUR 23.9 million as a result of the sale of treasury shares related to Stock Option Plans reserved to the Group's employees and to the purchase of shares to cater for future plans, besides changes in provisions for *Cash flow hedges* and the use of the provision which includes the cost of Stock Option Plans regarding the amount accrued starting from the year in which those shares were assigned.

Below are separate balance sheet results for the two geographical segments, Italy and Spain, in the periods being analysed.

It should be noted that the balance sheet situation regarding *Italian operations* includes in ***Equity investments and other financial assets*** the book value of the stake held in Gestevision Telecinco. This value is eliminated at the end of the consolidation process. As a consequence, the item ***Group shareholders' equity*** includes the dividends received by Telecinco that, for greater clarity, were not specified in the income statement figures by geographical segment.

(amounts in EUR millions)

Balance Sheet Summary (geographical breakdown)	**Italy**		**Spain**	
	30/09/2006	**31/12/2005**	**30/09/2006**	**31/12/2005**
Television rights	2,252.3	1,913.2	199.1	173.3
Goodwill and differences arising from consolidation	15.3	15.0	-	-
Other tangible and intangible non current assets	1,041.8	732.9	80.6	120.0
Equity investments and other financial assets	659.6	705.2	16.6	5.8
Net working capital and other assets/(liabilities)	(427.6)	11.1	(146.7)	(83.8)
Post-employment benefit plans	(137.5)	(132.0)	-	-
Net invested capital	**3,404.0**	**3,245.4**	**149.6**	**215.3**
Group shareholders' equity	2,460.0	2,530.0	512.8	570.7
Minority interests	1.6	1.6	0.7	0.4
Total Shareholders' equity	**2,461.6**	**2,531.6**	**513.4**	**571.1**
Net financial position	**(942.4)**	**(713.8)**	**363.8**	**355.8**

The table below shows a summary of the balance sheet situation of the Group at 30 September 2006, highlighting the effects deriving from the line-by-line consolidation of equity investments in the Telecinco Group.

(amounts in EUR millions)

Balance Sheet Summary (geographical breakdown) as at 30 September 2006	**Italy**	**Spain**	**Eliminations/ Adjustments**	**Mediaset Group**
Television rights	2,252.3	199.1	(0.3)	2,451.2
Goodwill and differences arising from consolidation	15.3	-	353.5	368.8
Other tangible and intangible non current assets	1,041.8	80.6	-	1,122.4
Equity investments and other financial assets	659.6	16.6	(577.1)	99.1
Net working capital and other assets/(liabilities)	(427.6)	(146.7)		(574.3)
Post-employment benefit plans	(137.5)	-	-	(137.5)
Net invested capital	**3,404.0**	**149.6**	**(223.9)**	**3,329.7**
Group shareholders' equity	2,460.0	512.8	(478.3)	2,494.4
Minority interests	1.6	0.7	254.4	256.7
Totale Shareholders' equity	**2,461.6**	**513.4**	**(223.9)**	**2,751.1**
Net financial position	**(942.4)**	**363.8**	-	**(578.6)**

The summary of the <u>cash flow statement</u> by geographical segment, in order to assess the contribution of financial movements in the two periods, is shown below. This table too was restated with respect to the scheme suggested by IAS 7 which is used for preparing the mandatory cash flow statements, highlighting the changes occurred in the *Net financial position*, which is the most significant item for understanding whether the Group is able to meet its financial obligations.

(amounts in EUR millions)

Reclassified cash flow statement summary	**Mediaset Group**		**Italy**		**Spain**	
	30/09/2006	**30/09/2005**	**30/09/2006**	**30/09/2005**	**30/09/2006**	**30/09/2005**
Net financial position at the beginning of the year	**(358.0)**	**62.1**	**(713.8)**	**(182.3)**	**355.8**	**244.4**
Free Cash Flow	**355.8**	**700.6**	**70.7**	**399.9**	**307.0**	**300.7**
- Cash Flow from operating activities (*)	1,156.3	1,141.0	806.6	808.1	351.6	327.4
- Investments in TV rights	(884.1)	(491.9)	(745.8)	(390.6)	(138.9)	(101.3)
- Other investments	(394.6)	(98.6)	(391.3)	(95.3)	(3.3)	(3.3)
- Disposals	28.0	24.5	26.3	21.6	1.7	2.9
- Net cash outflow arising from business combinations (**)	-	(114.2)	-	(114.2)	-	-
- Changes in net working capital and other current assets/liabilities	450.2	239.7	374.9	170.3	95.9	75.0
Trading on treasury shares	**17.0**	**(114.3)**	**15.7**	**(104.6)**	**1.3**	**(9.7)**
Cash changes generated by equity investments	**36.1**	**46.0**	**47.2**	**48.0**	**(11.1)**	**(2.0)**
Dividends received	**3.9**	**4.4**	**127.0**	**89.9**	**1.2**	**1.1**
Dividends paid	**(633.4)**	**(534.8)**	**(489.3)**	**(448.8)**	**(290.3)**	**(172.6)**
Financial Surplus/Deficit	**(220.6)**	**101.8**	**(228.7)**	**(15.6)**	**8.0**	**117.4**
Net financial position at the end of the year	**(578.6)**	**163.9**	**(942.5)**	**(197.9)**	**363.8**	**361.8**

(*): Net profit +/- minority interests + amortisation +/- net provisions +/- valuation investments recorded using the net equity method + changes in valuation reserves - gains/losses on equity investments

(**):This item refers to the net cash outflow for the acquisition of Home Shopping Europe Broadcasting business combination as well as the equity investment in Home Shopping Europe. The fair value of assets and liabilities related to the acquisition is shown in the table below:

Tangible non current assets	2.2
Goodwill	6.5
Other intangible non current assets	130.3
Total non current assets	**139.0**
Deferred tax assets	22.6
Inventory	2.9
Cash and cash equivalents	1.7
Current assets and other assets/liabilities	-50.4
Total price paid	**116.0**
-Net liquid funds acquired	-1.7
Net cash outflow for the acquisition	**114.2**

The Group's **Free cash flow** amounted to EUR **355.8 million**, decreasing by EUR -344.8 million with respect to the same period of 2005. This reduction was due to the payment of EUR 290 million in 2006 for the acquisition of options regarding encrypted rights for the 2009-2010 season of the main "Serie A" football clubs and the investments in the broadcasting network dedicated to *DVB-H* mobile television. During the third quarter of the previous year, a payment of EUR 114.2 million had been made to purchase frequencies for the second digital multiplex and the equity investment in Home Shopping Europe S.p.A.

Before these payments in the two periods, in ***Italy*** the *free cash flow* was approximately EUR 170 million lower than that generated in the same period of 2005. This change, in consideration of lower tax liabilities, is attributable to lower cash generation connected to the trend of operations and to a different profile of expenses connected to investments in rights and the payment of a 15% withholding tax on the dividends paid by Telecinco to Mediaset, that will be recovered by Mediaset next year.

In 2006, *divestments* were related to the disposal of the library for the theme channels as part of the renegotiation of the agreement reached with SKY Italia at the end of 2005 and to the disposal of broadcasting equipment; in the same period of 2005, divestments were related to the disposal of the ADSL use of encrypted television rights of some "Serie A" Italian Premier League clubs.

During the first nine months of 2006, **equity investments** generated net revenues for EUR 47.2 million, mainly related to the disposal of the stake held in Hopa; in the same period of the previous year, proceeds of EUR 76.6 million had been obtained from the sale of a 1.9% stake held in Telecinco, while net expenses totalling EUR 29.7 million referred to the disposal of the stake held in Albacom.

In **Spain,** free cash flow amounted to EUR 307.0 million, increasing by EUR 6.3 million over the same period of 2005.

Foreseeable developments

- At the end of the first ten months of 2006 (1 January – 28 October), Mediaset networks recorded a 40.5% average audience share in the 24 hours, 40.3% in Day time and 40.6% in Prime time. With respect to the commercial target group aged 15-64, the leadership of Mediaset, Canale 5 and Italia 1 was confirmed in all time brackets against RAI, Rai 1 and Rai 2 respectlively.
- At the end of the first ten months of 2006, Telecinco confirmed its leading position in Spain, both among all individuals with an average 21.3% share in the 24 hours, and 21.4% in Prime Time as well as with respect to the commercial target group, with a 23.3% average share in the 24 hours and 23.9% in Prime Time. Telecinco was the only Spanish network that achieved an average share above 20% in all the main time brackets.
- Advertising sales on Mediaset networks at the end of the first nine months of 2006 recorded a 0.9% decrease compared to the same period of the previous year, showing an improvement with respect to the result of the first half of the year, where a 1.4% reduction had been recorded over the same period of 2005. The trend of advertising sales after the first ten months of the current year is further improving; the objective to achieve advertising sales by the end of the year in line with the previous year is confirmed.
- As far as Mediaset Premium offer is concerned, at 31 October 2006, around 2.4 million smart cards and 4.3 million scratch cards were sold.
- Based on the evidence available so far, we confirm that this year will record consolidated operating profit lower than the past year.

MEDIASET GROUP

CONSOLIDATED BALANCE SHEET

(EUR million)

	Notes	30/9/2006	31/12/2005
ASSETS			
Non current assets			
Property, plant and equipment		432.7	381.6
Television rights		2,451.2	2,078.7
Goodwill		368.8	368.8
Other intangible assets		689.7	463.3
Investments in associates		26.9	28.9
Other financial assets		72.2	189.9
Deferred tax assets		303.3	281.4
TOTAL NON CURRENT ASSETS		**4,344.8**	**3,792.5**
Current assets			
Inventories		35.8	25.5
Trade receivables		848.8	1,012.7
Other receivables and current assets		386.7	346.4
Current financial assets		42.2	53.7
Cash and cash equivalents		420.9	498.1
TOTAL CURRENT ASSETS		**1,734.4**	**1,936.4**
Non current assets held for sale		**0.0**	18.0
TOTAL ASSETS		**6,079.2**	**5,746.8**

MEDIASET GROUP

CONSOLIDATED BALANCE SHEET

(EUR million)

	Notes	30/9/2006	31/12/2005
SHAREHOLDERS' EQUITY AND LIABILITIES			
Share capital and reserves			
Share capital		614.2	614.2
Share premium reserve		275.2	275.2
Treasury shares	3	(413.9)	(450.7)
Other reserves		568.2	547.3
Valuation reserve	4	0.3	6.5
Retained earnings		1,081.3	997.9
Net profit for the period		369.1	603.4
Group Shareholders' Equity		**2,494.4**	**2,593.9**
Minority interests in share capital, reserves and retained earnings		142.4	144.1
Minority interests in net profit		114.3	141.0
Minority interests		**256.7**	**285.1**
TOTAL SHAREHOLDERS' EQUITY		**2,751.1**	**2,879.0**
Non current liabilities			
Post-employment benefit plans		137.5	132.0
Deferred tax liabilities		120.6	118.3
Financial liabilities and payables		465.0	243.0
Provisions for non current risks and charges		124.0	118.5
TOTAL NON CURRENT LIABILITIES		**847.1**	**611.8**
Current liabilities			
Financial payables		569.7	729.7
Trade and other payables		1,503.2	1,226.3
Provisions for current risks and charges		72.1	77.9
Current tax liabilities		147.2	73.5
Other financial liabilities		8.4	8.9
Other current liabilities		180.3	138.3
TOTAL CURRENT LIABILITIES		**2,480.9**	**2,254.5**
Liabilities related to non current assets held for sale		0.0	1.5
TOTAL LIABILITIES		**3,328.1**	**2,867.8**
TOTAL SHAREHOLDERS' EQUITY AND LIABILITIES		**6,079.2**	**5,746.8**

MEDIASET GROUP

CONSOLIDATED INCOME STATEMENT

(EUR million)

INCOME STATEMENT	Notes	9 months 2006	9 months 2005	3rd quarter 2006	3rd quarter 2005
Sales of goods and services		2,641.8	2,561.8	664.3	610.3
Other revenues and income		29.7	40.8	13.1	12.1
TOTAL NET CONSOLIDATED REVENUES		**2,671.5**	**2,602.6**	**677.4**	**622.4**
Personnel expenses		335.2	326.9	104.2	107.5
Purchases, services, other costs		956.3	838.1	272.4	230.3
Amortisation, depreciation and write-downs		641.1	591.5	212.3	192.9
Impairment losses and reversal of impairment on fixed assets		0.0	0.0	0.0	0.0
TOTAL COSTS		**1,932.6**	**1,756.5**	**588.9**	**530.7**
Gains/(Losses) from disposal of equity investments		1.3	43.1	0.0	0.0
EBIT		**740.2**	**889.3**	**88.5**	**91.7**
Financial losses		(80.3)	(76.0)	(18.7)	(17.0)
Financial income		66.8	63.5	10.6	14.2
Income/(expenses) from equity investments		0.3	0.8	0.3	(0.3)
EBT		**727.1**	**877.6**	**80.8**	**88.6**
Income taxes		243.7	306.9	23.0	32.5
NET PROFIT FROM CONTINUING OPERATIONS		**483.4**	**570.6**	**57.8**	**56.1**
Net Gains/(Losses) from discontinued operations		0.0		0.0	
NET PROFIT FOR THE PERIOD		**483.4**	**570.6**	**57.8**	**56.1**
Attributable to:					
- Equity shareholders of the parent company		369.1	464.6	36.6	38.0
- Minority Interests		114.3	106.0	21.2	18.1
Earnings per share	6				
- Basic		0.32	0.39	0.03	0.03
- Diluted		0.32	0.39	0.03	0.03

MEDIASET GROUP

CONSOLIDATED CASH FLOW STATEMENT

(EUR million)

	9 months 2006	9 months 2005
CASH FLOW FROM OPERATING ACTIVITIES:		
Operating profit	737.5	840.4
+ Depreciation and amortisation	641.1	591.5
+ Other provisions and non-cash movements	17.1	18.0
+ Change in working capital	415.9	251.1
- Interests (paid)/received	(3.5)	13.1
- Income tax paid	(182.5)	(242.2)
Net cash flow from operating activities [A]	**1,625.6**	**1,471.9**
CASH FLOW FROM INVESTING ACTIVITIES:		
Proceeds from the sale of fixed assets	18.9	5.7
Proceeds from the sale of equity investments	48.6	77.7
Interests and other financial income (paid)/received	0.4	3.1
Purchases in television rights	(884.1)	(491.9)
Changes in advances for television rights	(15.2)	(70.9)
Purchases of other fixed assets	(394.6)	(98.6)
Equity investments	(12.5)	(2.0)
Changes in other financial assets	85.1	35.4
Loans to other companies (granted)/repaid	-	(29.7)
Dividends received	3.9	4.4
Business combinations (*)	-	(114.2)
Net cash flow from investing activities [B]	**(1,149.5)**	**(681.0)**
CASH FLOW FROM FINANCING ACTIVITIES:		
Share capital issues	-	-
Change in treasury shares	17.0	(117.2)
Changes in financial liabilities	62.1	(8.8)
Dividends paid	(633.4)	(534.8)
Changes in other financial assets/liabilities	10.5	18.4
Interests (paid)/received	(9.6)	(11.1)
Net cash flow from financing activities [C]	**(553.4)**	**(653.5)**
CHANGE IN CASH AND CASH EQUIVALENTS [D=A+B+C]	**(77.3)**	**137.4**
CASH AND CASH EQUIVALENTS AT THE BEGINNING OF THE YEAR [E]	**498.1**	**293.7**
CASH AND CASH EQUIVALENTS AT THE END OF THE YEAR [F=D+E]	**420.9**	**431.1**

(*):This item refers to the net cash outflow for the acquisition of Home Shopping Europe Broadcasting business combination as well as the equity investment in Home Shopping Europe. The fair value of assets and liabilities related to the acquisition is shown in the table below:

Tangible non current assets	(2.2)
Goodwill	(6.5)
Other intangible non current assets	(130.4)
Deferred tax assets	(22.6)
Inventory	(2.9)
Cash and cash equivalents	(1.8)
Receivables and other current asset	(20.5)
Trade payables	24.0
Other payables	46.9
Total price paid	**(116.0)**
-Net liquid funds acquired	1.8
Net cash outflow for the acquisition	**(114.2)**

MEDIASET GROUP

MOVEMENTS IN SHAREHOLDERS' EQUITY

(EUR million)

	Share capital	Share premium reserve	Legal reserve and other reserves	Company's treasury shares	Valuation reserve	Retained earnings/ (accumulated losses)	Profit/ (loss) for the period	Total Group shareholders' equity	Total shareholders' equity attributable to minority interests	TOTAL SHARE-HOLDERS' EQUITY
Balance at 31 December 2004	**614.2**	**739.7**	**125.2**	**(17.3)**	**2.4**	**851.5**	**549.6**	**2,865.3**	**231.1**	**3,096.4**
IAS 39 first adoption effect on opening balance	-	-	-	-	(6.8)	3.0	-	(3.8)	-	(3.8)
Allocation of 2004 net profit	-	-	27.8	-	-	521.8	(549.6)	-	-	-
Dividends paid by the parent company	-	(74.6)	-	-	-	(374.2)	-	(448.8)	-	(448.8)
Dividends paid by subsidiaries to minority shareholders	-	-	-	-	-	-	-	-	(86.1)	(86.1)
Reserve establishment for unrealised foreign exchange gains	-	-	4.2	-	-	(4.2)		-	-	-
Stock Option plan valuation	-	-	-	-	6.9	-	-	6.9	0.5	7.4
(Purchase)/sale of treasury shares	-	-		(105.9)	-	(5.7)	-	(111.6)	(5.7)	(117.3)
Gains/(losses) credited/(charged) to Equity										
Profits/(losses) from negotiation of treasury shares	-	-	1.3	-	-	-	-	1.3	-	1.3
Actuarial gains/(losses) from defined benefit plans	-	-	-	-	(9.6)	-	-	(9.6)	-	(9.6)
Financial asset valuation credited/(charged) to Equity	-	-	-	-	11.6	-	-	11.6		11.6
Other changes	-	-	-	-	-	0.1	-	0.1	8.9	9.0
Profit/(loss) for the period	-	-	-	-	-	-	464.6	464.6	106.0	570.6
Balance at 30 September 2005	**614.2**	**665.1**	**158.5**	**(123.2)**	**4.5**	**992.3**	**464.6**	**2,776.0**	**254.7**	**3,030.7**
Balance at 31 December 2005	**614.2**	**275.2**	**547.3**	**(450.7)**	**6.5**	**997.9**	**603.4**	**2,593.9**	**285.1**	**2,879.0**
Allocation of 2005 net profit	-	-	-	-	-	603.4	(603.4)	-	-	-
Dividends paid by the parent company	-	-	-	-	-	(489.3)	-	(489.3)		(489.3)
Dividends paid by subsidiaries to minority shareholders	-	-	-	-	-	-	-	-	(144.1)	(144.1)
Stock Option plan valuation	-	-			(3.5)	8.3		4.8	1.0	5.8
(Purchase)/sale of treasury shares	-	-		36.8		(13.1)		23.7	0.2	23.9
Gains/(losses) credited/(charged) to Equity										
Profits/(losses) from negotiation of treasury shares	-	-	(4.9)	-	-	-	-	(4.9)	0.2	(4.7)
Actuarial gains/(losses) from defined benefit plans	-	-			0.9			0.9		0.9
Financial asset valuation credited/(charged) to Equity	-	-			(3.6)			(3.6)		(3.6)
Other changes	-					(0.1)		(0.1)	0.1	-
Profit/(loss) for the period	-	-					369.1	369.1	114.3	483.4
Balance at 30 September 2006	**614.2**	**275.2**	**542.4**	**(413.9)**	**0.3**	**1,107.1**	**369.1**	**2,494.4**	**256.7**	**2,751.1**

NOTES TO THE INTERIM CONSOLIDATED FINANCIAL STATEMENTS AT 30 SEPTEMBER 2006

1. Drafting criteria

In drafting the Interim Report and the Consolidated Accounting Tables at 30 September 2006, the same accounting standards were applied (IAS/IFRS) that were adopted when drafting the Consolidated financial statements at 31 December 2005, to which reference is made, with the exception of some assessments, in particular those (impairment test) aimed at ascertaining possible value losses of tangible assets, which are generally fully performed when drafting the annual report, when all necessary information for the completion of this process is available .

The structure and content of the mandatory accounting tables included in this Quarterly Report are in line with those drafted for the Annual Report, while explanatory notes have been drafted in compliance with the minimum contents required by IAS 34 "Interim Financial Reports", bearing in mind the instructions issued by CONSOB with respect to Interim reporting with the provisions of article 82 of the Broadcasting Network Regulation. The information contents of this Report cannot therefore be the same as those of a full report drafted under IAS 1.

It should also be noted that, in order to ensure homogeneous valuation criteria for certain accounting items adopted in the last consolidated annual report, the Table of movements in shareholders' equity at 30 September 2005 was revised with respect to that presented when the Quarterly report at 30 September 2005 was published, to include the adoption, made by the Mediaset Group at 31 December 2005 of the option (introduced following changes made in November 2005 to IAS 19) which makes it possible, within the actuarial valuation of Defined Benefit Plans, to recognise actuarial gains and losses directly in shareholders' equity. The revision implied the recalculation of the provision for post-employment benefit plans with a reduction in the amount of Consolidated Shareholders' Equity at 30 September 2005 equal to EUR 14.6 million.

Some items in the Income statement at 30 September 2005 were also reclassified. Those reclassifications mainly refer to the impact of some types of cost recoveries directly reducing personnel expenses and service costs , and to the reclassification of dividends from equity investments from the item *financial income* to the item *result from equity investments*. All these reclassifications did not have any impact on the EBIT, on the Net Profit or on the Consolidated Shareholders' Equity at 30 September 2005.

The amounts of the items in the consolidated accounts, considering their significance, are expressed in EUR millions.

This Report is not subject to audit by the External Auditors.

2. Main company operations in the third quarter and changes in the consolidation area

In the first nine months of 2006 there have been no operations which affected the consolidation area.

In addition to changes already described in the Interim Report at 30 June 2006, the following company operations (relating to minority interests in equity investments) were carried out during the third quarter:

On 21 September, Agencia de Televisiòn Latino-Americana Servicio y Noticias Espana SAU (a company controlled by the Telecinco Group), purchased a 30% stake in Producciones Mandarina S.L. and a 30% stake in Hormigas Blancas Producciones S.L., both active in producing and distributing television formats and contents, for an overall amount of EUR 0.1 million.

3. Treasury Shares

This item includes Mediaset S.p.A. shares purchased based on the decisions of the General Shareholders' Meetings of 24 April 2002, 16 April 2003, 27 April 2004 and 29 April 2005 and 20 April 2006, whereby the Board of Directors was given proxy to purchase up to a maximum of 118,122,756 shares (10% of share capital). This proxy is valid until the financial statements at 31 December 2006 are approved and however for no longer than 18 months from the meeting decision.

	Number of shares	Book Value
Balance at 1/1/2006	46,770,000	437.3
Additions	1,300,000	11.4
Disposals	(3,588,500)	(34.8)
Balance at 30/09/2006	**44,481,500**	**413.9**

Treasury shares held include 1,551,500 shares assigned to the stock option plans approved, and 42,930,000 shares purchased following the buyback programme of treasury shares decided on 13 September 2005 and 8 November 2005.

It should be noted that, in the first nine months of the year, to meet the needs of stock option plans, a total of 1,300,000 shares were purchased and 3,588,500 shares were sold. The effect of these transactions generated a net loss of EUR 7.6 million recognised in a specific equity reserve net of the tax effect.

It should be noted that changes in shareholders' equity at 30 September 2006 regarding treasury shares in the share capital of subsidiaries were reclassified under the *retained earnings* item, in order to highlight the value of parent company treasury shares in the *treasury shares* item.

4. Valuation reserves

Valuation reserves	Balance at 1/1/2006	Additions/ Reductions	Through Profit and Loss Account	Opening balance adjustements of the hedged item	Fair Value adjustments	Deferred tax effect	Balance at 30/09/2006
Financial assets for cash flow hedging purpose	3.2	(0.1)	0.8	0.5	(5.1)	0.4	(0.3)
Financial assets availbale for sale	0.1	-	(0.1)	-	-	-	0.0
Stock option plans	14.8	(3.5)	-	-	-	-	11.3
Actuarial Gains/(Losses) from defined benefit plans	(11.6)	1.3	-	-	-	(0.4)	(10.7)
Total	**6.5**	**(2.3)**	**0.7**	**0.5**	**(5.1)**	**0.0**	**0.3**

The ***Valuation reserve for financial assets for cash flow hedging purpose*** concerns the valuation of financial derivative instruments enabled for the hedging of exchange rate and interest rate risk and accounted under the hedge accounting policy established in IAS 39.

Changes during the nine months regarding financial instruments for the management of the interest rate risk regard, for EUR 0.8 million, transfers to the income statement of the financial losses accrued and paid for the interest rate swap which hedge the pool financing stipulated by Mediaset. Changes in the recognised reserves within the valuation of the financial instruments for the hedging of the exchange rate risk refer for EUR 0.5 million to the adjustment of the initial carrying value of television rights acquired in the year and for EUR –5.1 million to changes in the fair value of these instruments.

The ***Valuation reserve for financial assets*** available for sale refers to the change in fair value of minority equity investments and the quotas held in the SICAV (fund management company) ABS Finance Fund. The change with respect to 31 December 2005 is attributable to the sale of the quotas held in the SICAV.

The ***Reserve for Stock Option Plans*** includes the amount of costs accrued at 30 September 2006, determined under IFRS 2, for the three-year Stock Option Plans granted by Mediaset in 2004, 2005 and 2006 and by its subsidiary Gestevision Telecinco S.A. in 2005 and 2006 for the portion pertaining to the Group. Period changes refer to the reclassification of the Reserve regarding the 2003 Stock Option Plan under *Retained earnings* for EUR 8.3 million when it came to maturity and for EUR 4.8 million because of the cost portion accrued at 30 September pertaining to the Group.

The ***Reserve from the valuation of actuarial profits and losses*** includes the actuarial components regarding the valuation of defined benefit plans, recognised directly in the shareholders' equity.

5. Net Financial Position

Here follows a detail of the net financial position, an aggregated item composed by financial liabilities minus *cash and cash equivalents* and *other current financial assets*.

	30/09/2006	31/12/2005
Cash and cash equivalents	420.9	498.1
Current financial assets	42.1	39.0
Securities available for sale	-	84.9
Total financial assets	**463.0**	**622.0**
Due to banks - non current liabilities	(459.6)	(235.1)
Due to banks - current liabilities	(569.7)	(729.7)
Due to other financial institutions - non current liabilities	(3.9)	(6.4)
Due to other financial institutions - current liabilities	(8.4)	(8.8)
Total financial liabilities	**(1,041.6)**	**(980.0)**
Net financial position	**(578.6)**	**(358.0)**

Current financial assets refer to bonds quoted on the stock market and to investment fund quotas and to financial receivables from related parties for EUR 1.9 million regarding bank accounts managed on behalf of these companies.

The change in **Securities available for sale** refers to the disposal of quotas in the fund management company ABS Finance Fund, held on 31 December 2005 by the parent company Mediaset S.p.A. for an overall amount of EUR 84.7 million.

The change in item **Due to banks – non current liabilities** is attributable for EUR 225.0 million to new loan contracts that were stipulated with major banks; in particular, a loan contract was stipulated with Istituto S.Paolo Imi S.p.A. for a notional amount of EUR 100.0 million, that requires the check of the following financial covenants on consolidated data :

1. net financial position/EBITDA no higher than 4, to be checked every six months;
2. net financial position/total shareholders' equity and minority interests no higher than 2, to be checked every six months.

This item also includes EUR 235.0 million regarding the medium-/long-term loan contract stipulated with Mediobanca S.p.A. in 2005, EUR 75.0 million of which as credit line. Also this contract, as was described in the financial statements at 31 December 2005, is subject to the check of the following financial covenants (calculated on consolidated data), that have been fulfilled to date:

1. net financial position/EBITDA no higher than 1.5 to be checked every six months;
2. EBITDA/net financial charges no lower than 10, to be checked every six months.

The change in item **Due to banks (current liabilities)** refers to both opening and using credit lines with major banks, and to the repayment of EUR 60.0 million for the five-year loan contract stipulated in 2002 with major banks.

Item **Due to other financial institutions (non current liabilities)** refers to liabilities towards lease companies for EUR 1.9 million and for EUR 2.0 million to soft loans granted to the Telecinco Group.

Item **Due to other financial institutions (current liabilities)** refers to liabilities towards factoring companies for EUR 2.8 million, to the current liabilities towards lease companies for EUR 0.6 million, financial liabilities towards related parties for EUR 3.4 million regarding bank accounts managed on behalf of these companies by the parent company Mediaset S.p.A., for EUR 0.5 to the derivative instruments and for EUR 0.9 million to the current liability of the soft loan granted to Gestevision Telecinco.

6. Earnings per share

The calculation of the basic and diluted earnings per share is based on the following data:

	9 months 2006	**9 months 2005**
Net profit for the period (millions of euro)	**369.1**	**464.6**
Weighted average number of ordinary shares (without own shares)	1,137,123,028	1,179,991,059
Basic EPS	**0.32**	**0.39**
Weighted average number of ordinary shares for the diluted EPS computation	1,137,141,208	1,179,993,198
Diluted EPS	**0.32**	**0.39**

7. Segment report

Below is the data requested by IAS 14 for the primary and secondary segments based on the current internal organisational structure and the Group executive reporting standards. It is worth noting that primary segments coincide with the geographical areas determined on the basis of operations' sites. Specific secondary segments for the areas of operation have been mentioned only with respect to the Italian geographical segment , since in Spain, which means the Telecinco Group, there are no significant business sectors other than the television core business.

7.1 Primary segments (geographical areas)

The following tables show the main income statement and balance sheet data directly attributable to the two geographical segments at 30 September 2006.

The relationships between the two segments almost exclusively refer to the dividends distributed by subsidiary company Gestevision Telecinco. Data regarding inter-segment revenues refer to the elimination of the stake held in Gestevision Telecinco, whose book value is recognised under the assets of geographical segment Italy, with subsequent recognition of the consolidation difference.

Non monetary expenses refer to allocations to provisions for risks and charges and to the costs for stock option plans.

30 September 2006	ITALY	SPAIN	Eliminations/ Adjustments	MEDIASET GROUP
MAIN INCOME STATEMENT FIGURES				
Revenues from external customers	1,970.6	700.9	-	2,671.5
Inter-segment revenue	1.8	-	(1.8)	-
Consolidated net revenues	**1,972.4**	**700.9**	**(1.8)**	**2,671.5**
%	74%	26%		100%
Operating profit	**421.9**	**317.3**	**(0.2)**	**739.0**
%	57%	43%		100%
EBIT	**423.3**	**317.3**	**(0.4)**	**740.2**
Financial income/(losses)	(20.3)	6.8		(13.5)
Income/(expenses) from equity investments valued with the equity method	(0.2)	0.5	-	0.3
Income/(expenses) from other equity investments	146.2	-	(146.2)	-
EBT	**549.0**	**324.6**	**(146.6)**	**727.1**
Income taxes	(148.6)	(95.1)	-	(243.7)
Profit/(losses) pertaining to minority interests	(0.3)	(0.3)	(113.7)	(114.3)
Group Net Profit	**400.1**	**229.3**	**(260.3)**	**369.1**
OTHER INFORMATION				
Assets	5,458.2	844.9	(223.9)	6,079.2
Liabilities	2,996.6	331.5		3,328.1
Investments in tangible and intangible non current assets	1,137.1	142.2	(0.6)	1,278.7
Amortisation	525.3	116.1	(0.3)	641.1
Impairment losses	-	-	-	-
Other non monetary expenses	27.3	5.3	-	32.6

7.2 Secondary segments (business areas)

The operating segments defined in the Italian geographical segment, considering the actual significance and the organization and business structure of the Group are the following (as was already indicated in the Report on operations):

- **Free To Air TV**, the Group's traditional core business, which includes advertising sales and producing programme schedules for the three national networks currently broadcast in the analogue mode, and free-to-air own channels distributed by means of the digital terrestrial technology;
- **Pay per View** television operations, regarding the supply of pay television events and programmes identified with the Mediaset Premium brand;
- **Network Operator**, operations connected to the management of the broadcasting network, for the transmission and broadcasting of the analogue signal of non encrypted own channels and the digital terrestrial broadcasting platforms (multiplex), including the network purchased in the second half of 2006 open to the main mobile phone operators and destined to carry the offer of digital terrestrial television in mobility, by means of the DVB-H technology;
- **other operations**, ancillary to the main one (Internet, teletext, sale of services and content providing to mobile phone operators, non television advertising licences, television sales).

30 September 2006	FREE TO AIR TELEVISION	NETWORK OPERATOR	PAY PER VIEW	OTHER	GEOGRAPHICAL SEGMENT ITALY
Revenues from external customers	**1,817.3**	**25.8**	**61.0**	**68.2**	**1,972.4**
%	92%	1%	3%	3%	100%
Television rights	1,716.5	-	535.8	-	2,252.3
Other tangible and intangible non current assets	388.5	523.5	114.6	15.3	1,041.8
Goodwill	2.6	6.2	-	6.5	15.3
Trade receivables	736.5	24.7	63.5	24.1	848.8
Inventories	24.6	3.6	5.4	2.2	35.8
Operating assets	**2,868.6**	**558.0**	**719.3**	**48.1**	**4,194.0**
Investments in television rights	361.7	-	384.1	-	745.8
Investments from business combinations	-	-	-	-	-
Other investments	38.5	278.0	74.6	0.2	391.3
Investments in tangible and intangible assets	**400.2**	**278.0**	**458.7**	**0.2**	**1,137.1**

Comments regarding the breakdown and changes in revenues from the areas of operation mentioned are already included in the Report on Operations.

Main secondary segment operating assets refer to ***television rights*** and are related to:

- for the **Free-to-air** segment, the library (films, drama, short TV series, television series, cartoons), in-house produced long dramas, entertainment rights, news and sports programmes that supply the three generalist channels;
- for the ***Pay-per-view*** segment the rights to sports events, movie broadcast and entertainment programmes reserved to *Mediaset Premium* offer. In particular, sports rights include the broadcasting rights for the main "Serie A" Italian Premier League football clubs, with starting date in the 2004/2007 (purchased in 2004 and 2005) and 2007/2009 seasons; 2006 investments are mainly attributable to the purchase of the rights of A.C. Milan, Inter

F.C., Roma F.C., Lazio F.C., Livorno, Messina and Torino for which, with the exclusion of satellite rights of Inter F.C., Roma F.C. and Lazio F.C. (purchased by Sky) Mediaset holds for all existing broadcasting platforms, and is entitled to sell anything that may not fall within its commercial offer.

Other investments refer:

- for *free-to-air* television operations, mainly to systems and equipment to support the operations of television production centers, IT systems and the update of offices and buildings for managerial use.
- for *pay-per-view* television operations to option rights for the purchase of encrypted television rights regarding major national football clubs for the 2009/2010 season.
- for the operations of *network operator*, these mainly regard the purchase of systems and frequencies from Europa TV, as well as investments to turn this network digital, aimed at preparing the broadcasting platform dedicated to mobile digital broadcasting (DVB-H technology).

8. Related parties' transactions

The main balance sheet and income statements relationships that occurred in the first nine months of 2006 with "*related parties*" are mentioned below, in compliance with IAS 24.

	Financial receivables/ (payables)	Trade and other receivables	Trade and other payables	Revenues	Costs	Financial income/ (charges)
Parent company						
Fininvest S.p.A.	-	1.5	1.3	0.7	3.8	-
Associated companies						
A.C. Milan S.p.A.	-	0.4	200.5	-	5.2	(1.3)
Alba Servizi Aerotrasporti S.p.A.	-	-	1.1	0.1	3.9	-
Arnoldo Mondadori Editore S.p.A.	-	2.6	0.4	11.6	1.0	-
Banca Mediolanum S.p.A.	-	0.3	-	1.5	-	-
Il Teatro Manzoni S.p.A.	-	0.2	0.3	-	0.3	-
Mediolanum Vita S.p.A.	-	-	-	-	-	-
Medusa Cinema S.p.A.	-	-	0.2	0.1	0.4	-
Medusa Film S.p.A.	-	0.3	81.3	0.7	0.5	(0.5)
Medusa Video S.r.l.	-	0.1	0.1	0.1	0.2	-
Pagine Italia S.p.A.	-	-	-	-	1.5	-
Quinta Communication S.A.	-	-	5.0	-	-	-
Servizi Milan S.r.l.	-	1.0	-	-	2.7	-
Altre società consociate	-	2.6	2.2	4.1	3.7	-
Total parent company and associated	**-**	**9.0**	**292.4**	**18.9**	**23.2**	**(1.8)**
Joint control companies						
Boing S.p.A.	(3.3)	1.4	0.6	3.7	1.6	(0.1)
Europortal Jumpy Espana S.A.	0.5	0.1	0.6	0.2	0.9	-
Fascino Produzione e Gestione Teatro S.r.l.	1.4	-	1.2	-	27.4	-
MediaVivere S.r.l.	-	0.6	7.3	1.3	26.7	2.7
Premiere Megaplex S.A.	0.9	-	-	-	-	-
Press Tv S.p.A.	-	-	0.2	0.1	0.5	-
Red de Television Digital Madrid S.A.U.	-	-	-	-	-	-
Red de Television Digital Valencia S.A.	(0.8)	-	-	-	-	-
Titanus Elios S.p.A.	-	-	-	-	2.4	-
Affiliated companies						
Aprok Imagen S.L.	-	-	0.4	-	1.1	-
Auditel S.r.l.	-	-	-	-	4.1	-
Beigua S.r.l.	-	-	-	-	-	-
Campus Multimedia In-Formazione	-	0.1	0.1	0.2	0.1	-
Canal Factoria de Ficcion S.A.	-	0.8	0.1	0.8	0.2	-
Publieci Television S.A.	-	0.6	-	1.6	-	-
Super Nueve Televisiòn S.A.	-	-	-	-	-	-
Producciones Mandarina S.L.	-	-	2.0	-	1.4	-
Hormigas Blancas Producciones S.L.	-	0.3	-	0.4	-	-
Total joint control and affiliates	**(1.3)**	**3.9**	**12.5**	**8.3**	**66.4**	**2.6**
Other related parties	**-**	**-**	**-**	**-**	**0.7**	**-**
TOTAL	**(1.3)**	**12.9**	**304.9**	**27.2**	**90.3**	**0.8**

It should be noted that the commercial relationships with the companies listed in the table above were subject to normal market conditions.

Revenues from other companies belonging to the Fininvest Group and the Mediolanum Group mainly regarded the sale of television advertising space; trade liabilities are mainly attributable to the purchase of television rights and productions.

Relationships with *other related parties* refer to consulting relationships with Sin&rgetica, a company belonging to a director of Mediaset S.p.A.

It should also be noted that at 30 September 2006 the Mediaset Group acquired television rights from Fininvest Group companies for an overall amount of EUR 229.1 million. In particular, these purchases related for EUR 41.5 million to Medusa Film S.p.A. and for EUR 187.6 million to Milan A.C., EUR 5.0 million of which regarding rights of events that can be broadcast free-to-air and EUR 182.6 million rights for the broadcasting on all distribution platforms of home matches of the "Serie A" Premier League 2007/2008 and 2008/2009 of Milan A.C. S.p.A. besides tournaments and friendly matches. Within the framework of the latter agreements, another EUR 27.0 million was paid for the option on encrypted rights of A.C. Milan regarding the 2009/2010 season. These purchases were supported by an assessment drafted by an independent expert stating their appropriateness. With respect to Medusa Film S.p.A., contracts - that were previously recognised as advances for EUR 22.7 million - were also finalised and new advances for EUR 22.4 million were paid.

The main impacts on 2006 consolidated financial cash flows generated by related parties' transactions can be attributed, in addition to dividends payouts to Fininvest S.p.A. for EUR 180.5 million, to EUR 96.1 million paid to Medusa Film S.p.A. for the purchase of television rights and advances, and to outflows to Milan A.C. for EUR 37.7 million, EUR 27.0 million of which for the purchase of the option on A.C. Milan encrypted rights regarding the 2009/2010 season.

9. Subsequent events after September 30th 2006

- On 7 October, Mediaset stipulated an agreement with *Lega Calcio* (italian football league) to broadcast live via digital terrestrial television the 57 away matches of Juventus, Genoa F.C. and Napoli F.C.. Mediaset also acquired the non exclusive rights of the Highlights of the whole "Serie B" First Division league that can be broadcast on the day of the match after 10:30 p.m. and in Sunday sport programmes.

- On 16 October, a bill was submitted to the italian Lower House (*Camera dei Deputati*) about the reform of the Gasparri Law and the regulation of the television system in the transition period to digital television. To date, there is no precise schedule of the Parliament sessions that will start next January. The government is also studying a possible reformation of the public television service, which will be submitted to Parliament by the end of the year.

For the Board of Directors
the Chairman